nicor

2001 Annual Report

Focusing on What Matters Most



About the Company

Nicor Inc. is a holding company. Our principal businesses are Nicor Gas, one of the nation's largest distributors of natural gas, and Tropical Shipping, a leading transporter of containerized freight in the Caribbean. We also own several energy-related ventures, including an interest in Nicor Energy, a retail energy marketing joint venture.

Percentage of Operating Income
(Excluding mercury-related impacts)


Gas Distribution 91%
Shipping 8%
Other 1%


Rockford
Naperville
Chicago
Joliet
Peoria
Bloomington
Springfield

Gas Distribution
- Nicor Gas Service Territory
- Major Gas Main
- Underground Gas Storage Field
- Major Cities

Interstate Pipelines
- Natural Gas Pipeline Company of America
- Northern Natural Gas Company
- Midwestern Gas Transmission Company
- Panhandle Eastern Pipe Line Company
- ANR Pipeline Company
- Northern Border Pipeline Company
- Alliance Pipeline
- Horizon Pipeline (2002)

Contents

Selected Financial Data

(dollars in millions, except per share data)	2001	2000	1999	1998	1997
Net income	$ 143.7	$ 46.7	$ 124.4	$ 116.4	$ 127.9
Earnings per common share					
Basic	$ 3.18	$ 1.01	$ 2.63	$ 2.43	$ 2.62
Diluted	3.17	1.00	2.62	2.42	2.61
Dividends declared per common share	$ 1.76	$ 1.66	$ 1.56	$ 1.48	$ 1.40
Operating revenues					
Gas distribution	$2,120.8	$1,896.0	$1,326.2	$1,229.0	$1,730.5
Shipping	230.3	248.3	229.9	224.5	213.1
Other energy ventures	230.4	169.9	61.0	11.6	58.7
Corporate and eliminations	(37.4)	(16.1)	(1.9)	–	(9.7)
	$2,544.1	$2,298.1	$1,615.2	$1,465.1	$1,992.6
Operating income (loss)					
Gas distribution	$ 223.7	$ 64.9	$ 191.7	$ 185.5	$ 210.1
Shipping	17.6	25.7	22.5	27.6	25.3
Other energy ventures	4.9	6.5	1.3	(1.9)	(1.0)
Corporate and eliminations	(2.7)	(3.0)	(3.5)	(2.6)	(4.6)
	$ 243.5	$ 94.1	$ 212.0	$ 208.6	$ 229.8
Total assets	$2,574.8	$2,887.0	$2,452.3	$2,364.6	$2,394.6
Capitalization					
Long-term debt, net of current maturities	$ 446.4	$ 347.1	$ 436.1	$ 557.3	$ 550.2
Redeemable preferred stock	6.1	6.3	6.3	6.3	6.4
Common equity	727.6	707.0	787.1	759.0	744.0
	$1,180.1	$1,060.4	$1,229.5	$1,322.6	$1,300.6
Other selected data					
Market price per common share					
High	$ 42.38	$ 43.88	$ 42.94	$ 44.44	$ 42.94
Low	34.00	29.38	31.19	37.13	30.00
Close	41.64	43.19	32.50	42.25	42.19
Dividend yield	4.2%	3.8%	4.8%	3.5%	3.3%
Dividend payout ratio	56%	166%	60%	61%	54%
Total return to stockholders	.8%	39.1%	(19.8)%	3.8%	22.6%
Price/earnings ratio	13.1	43.2	12.4	17.5	16.2
Book value per share	$ 16.39	$ 15.56	$ 16.80	$ 15.97	$ 15.43
Return on average common equity	20.0%	6.1%	15.9%	15.3%	17.2%
Average shares of common stock outstanding (millions)	45.1	46.2	47.3	47.9	48.8
Average daily trading volume (shares)	143,200	137,900	94,100	101,000	80,900
Common stockholders of record	27,700	29,400	31,900	34,200	36,500
Employees	3,400	3,300	3,400	3,300	3,300

Note: 2001 and 2000 Selected Financial Data were affected by unusual mercury-related impacts described in detail on page 33.

Fellow Shareholders:



Thomas L. Fisher
Chairman, President and
Chief Executive Officer

2001 will be remembered in part for a series of events that impacted our nation, our industry and our company. Foremost were the effects of September 11, which have undoubtedly impacted all of our lives and caused many of us to refocus our priorities on those things that matter most—our families, our security and our core values. In our industry, we saw record-high natural gas prices early in the year, a slowdown in the U.S. economy and other energy industry issues that influenced energy supply, utility deregulation and energy trading markets. Despite these challenges, Nicor still was able to post higher per share earnings.

Our achievements have resulted from our tradition of emphasizing what matters most to our company—our customers, our shareholders, the communities we serve and our employees. This year's annual report theme, "Focusing on What Matters Most," renews that commitment, which has long been part of Nicor's heritage.

This focus drives our strategic plans to grow our businesses, provide customers with the best possible service, make shareholders feel secure owning Nicor stock, help make our communities better places to live and promote a high-quality work environment.

2001 Results. We are pleased to have achieved a modest earnings per share improvement in 2001. Diluted earnings per common share rose to $3.17, or $3.01 excluding mercury-related impacts, compared with $1.00 per share, or $2.94 excluding a $1.94 per-share unusual mercury-related charge in 2000. Two factors had a significant impact on our results—higher natural gas prices, which had a negative impact on both natural gas deliveries and utility operating costs; and the slowdown in the U.S. economy, which caused a reduction in tourism and construction activity in the Caribbean.

We also made significant progress in our gas distribution business's ongoing mercury inspection and repair program. The year included a $12.2 million credit to operating expense, reflecting a downward adjustment to a reserve established in 2000 and initial recoveries from third parties. The adjusted reserve now includes an estimate of all remaining liabilities—most notably the settlement of legal matters. As a result of these settlements and the reserve adjustment, we are pleased to have reduced much of the uncertainty associated with this program and to have provided our investors with a clearer picture of the expected financial impact.

We are proud of a number of other noteworthy achievements in 2001:

- Our annual dividend rose 6 percent, representing the 14th consecutive annual increase.
- We continued to generate high returns on equity—among the highest in the utility industry.
- Our energy-related businesses, important drivers of future growth, posted solid results, and construction of the Horizon Pipeline got underway.
- Our shipping company, Tropical Shipping, purchased a Canadian-based container transportation business that expands our ocean service to include an all-water service from Canada to the Caribbean.
- We repurchased nearly 1.1 million shares of Nicor common stock, about 2.5 percent of our shares outstanding, through stock buyback programs.

Strategic Direction. Over the years, our financial goals and strategies have remained consistent and support a disciplined and systematic approach for growing our businesses. Our corporate mission at Nicor is to be a reliable and respected provider of energy-related services and products in the Midwest, and shipping services in the Caribbean region. To achieve this, we continue to build on our core strengths, including our assets, reputation, expertise, location, customer base and financial resources.

Growing Core Businesses. With a diverse customer mix, strong operating efficiencies, strategic location and good reputation with our customers, Nicor Gas provides a solid foundation upon which to build. Our long-term success hinges on our ability to continue to enhance customer and regulatory relationships, improve operational effectiveness and meet the challenges of modest customer growth.

Nicor's future also depends on our ability to leverage Tropical Shipping's already excellent market and financial positions. Despite a challenging year, Tropical still outperformed its Caribbean competitors in 2001, and we believe that over the long term this business will continue to perform well. In fact, in slow economic times like these, we have historically strengthened Tropical. By aligning Tropical's cost structure with the business environment, upgrading its vessel fleet and expanding its service through the acquisition of a Canadian-based container transportation business, the company is positioned for growth as the economy recovers. Our long-term focus is to expand into new markets, continue to make niche acquisitions and enhance operational excellence.

Leveraging Storage and Transmission Capabilities. Through the Chicago Hub and Nicor Enerchange, our wholesale natural gas marketing business, we are beginning to see a more meaningful impact on earnings from various asset-based services. These opportunities are directly related to deregulation of the natural gas industry, increased demand for power-generation services and incremental market needs for storage and transportation services. Future growth will come from broadening our capabilities while carefully managing risks, maximizing the value of existing strengths, and acquiring and developing new assets and services, as we are doing with the Horizon Pipeline project. The Horizon Pipeline will enable us to meet the growing demand for natural gas in northern Illinois, and serve the future needs of consumers and businesses contributing to the economic growth of this region.

Expanding Energy Services Businesses. Deregulation throughout the natural gas and electricity markets continues to provide opportunities for Nicor. We have already seen modest success at Nicor Energy, our retail energy marketing joint venture, and at Nicor Services, our retail energy products and services business. So far, low customer acquisition costs, high market penetration and a solid brand reputation have been primary success factors for both of these businesses.

Nicor Energy is expected to achieve accelerated growth this year through a number of key developments. Beginning this spring, all of Nicor Gas' 2 million customers and Illinois residential customers of public electric utilities will be able to choose their energy suppliers. The critical growth factor for Nicor Energy is the ability to further penetrate the Midwest gas and electricity markets as deregulation occurs. At Nicor Services, providing and broadening energy services across all customer categories throughout the energy value chain will be a key focus.

Maximizing Resources. Our balance sheet continues to be one of the strongest in the industry and, combined with ample free cash flow, provides us with substantial flexibility. Most important, we have an experienced, diverse and resourceful management team. Nicor has been built on employees' abilities to anticipate the direction of the ever-changing marketplace and develop and implement strategies that capitalize on growth opportunities and improve operational effectiveness.

Outlook. I have never been more confident and optimistic about the opportunities I see on our horizon. Our core businesses are solid and poised to meet the challenges of the markets they serve. And our new ventures, built on the heritage of our foundation, are beginning to make a meaningful contribution to earnings.

As I've said in the past, our intent is to grow our company without adding significantly to our risk profile. The opportunities we pursue will fit strategically with our core businesses and are supported by initiatives that allow for incremental long-term growth. We continue to believe in our goals: achieving an average annual earnings per share growth rate in the mid- to high-single digits, providing solid dividend growth and maintaining excellent returns on equity.

Finally, we are thankful to our customers, stockholders, communities and employees for their commitment and contributions to Nicor's past successes, and we expect to earn your continued support in the years ahead. Our focus remains on what matters most, and you can be assured that our attention will be directed toward satisfying each one of you.

Thomas L. Fisher

Thomas L. Fisher
Chairman, President and Chief Executive Officer

February 21, 2002

Nicor's two primary businesses are Nicor Gas, one of the nation's largest gas distribution companies, and Tropical Shipping, a leading transporter of containerized freight in the Caribbean region. Other Nicor ventures and subsidiaries focus on markets for energy commodities and energy-related products and services. The central theme of the strategies at each of our businesses is to focus on what we do well and build on those strengths to enhance value for customers and stockholders – whether they involve our assets, our expertise, our strategic location or our reputation with customers.

Gas Distribution

Nicor Gas provides a strong foundation for Nicor. The company has 2 million customers in northern Illinois – excluding the city of Chicago – and has a reputable brand name built on historically low rates and safe, reliable service. It serves one of the best markets for natural gas in the country because of the region's diverse mix of industries and high demand for space heating among residential and commercial customers.

In addition to an excellent service territory, Nicor Gas has significant underground storage assets and is strategically located on the Midwest natural gas pipeline grid with access to seven interstate pipelines. This is an important advantage since the company is able to procure competitively priced gas supplies from a number of natural gas producing regions, including Canada. The company's asset position has also been a catalyst for new growth prospects such as the Chicago Hub and off-system storage and transmission services, while providing an excellent platform for other future energy-related opportunities.

Growth Initiatives. Customer additions have historically anchored Nicor Gas' traditional growth. In 2001, the company added 26,400 customers to its system, continuing a consistent 1 to 2 percent annual customer growth rate. The outlying suburbs of Chicago continue to become more significant business centers, attracting further residential, commercial and industrial growth.

The development of gas-fired power-generation plants supports another key income component for Nicor Gas. Currently, there are 13 natural gas-fired power-generation plants operating in the Nicor Gas service territory, and plans have been announced to build more plants in the future as electric needs grow. These plants require significant amounts of natural gas to operate as well as a variety of gas supply services that Nicor Gas can provide because of the company's storage assets and location on the natural gas pipeline grid. These services enable customers to move, park or borrow natural gas supplies. In addition, the company's balancing services help customers meet peak demand needs. These ancillary supply services are provided through the Chicago Hub, one of Nicor's asset-backed energy ventures.

2001 Industrial Deliveries of Natural Gas

	Deliveries (Bcf)	Percent of total
Chemicals	31.3	22.2%
Electric power generation	16.9	12.0
Food products	16.0	11.3
Petroleum refining	10.8	7.6
Fabricated metal products	10.6	7.5
Machinery (including electrical)	9.0	6.4
Primary metals	7.8	5.5
Stone, clay and glass products	7.3	5.2
Other	31.5	22.3
	141.2	100.0%

Industrial deliveries as a percentage of total deliveries 29.7%

Performance-based Rate Plan. In 2001, Nicor Gas operated in the second year of a performance-based rate (PBR) plan. This PBR plan established economic incentives for the company to reduce natural gas costs relative to a market-sensitive benchmark. The difference between Nicor Gas' costs and the benchmark are shared on a 50/50 basis between customers and the company. In 2001, the gas distribution segment recorded $14.9 million in operating income related to the PBR plan, the company's share of the savings. The Illinois Commerce Commission is reviewing the PBR plan, as required by the law allowing incentive-based rate plans.



Nicor is built on the foundation of its core businesses, as well as the communities and customers it serves. With 2 million customers, Nicor Gas is one of the largest gas utilities in the nation and has a reputation for low rates and safe, reliable service.

Quality customer service is an attribute shared by all Nicor businesses. In addition to catering to large resorts and food stores, Tropical Shipping also provides unparalleled customer service to small food wholesalers in its island locations. Tropical Shipping's distinct reputation for on-time delivery has contributed to leading market shares in the majority of the ports it serves.



Customer Select®. An ongoing development in Nicor's gas distribution business is Customer Select, Nicor Gas' effort to offer a choice of natural gas suppliers to all of its customers. In 2001, the company marked the fourth year of a pilot program offered to nearly 25 percent of its customers. During this period, Nicor Gas worked hard to implement systems and processes to handle full-scale choice for all customers beginning in March 2002. With 115,000 current participants, the program has demonstrated customers' desire for choice.

Customer Select will provide customers with potential benefits that come with competitive pricing and choice. As in any open marketplace, new suppliers will be able to offer alternative products and services to meet customer demand. Allowing customers to choose their natural gas supplier does not directly affect Nicor Gas' margin since the company's natural gas costs are passed on to customers without markup.

Weather Protection. Nicor Gas continued its proactive effort to mitigate the significant negative impact that warmer weather might have on earnings by entering into weather hedges. This coverage was similar to that purchased in 2000. In 2001, weather in the company's service territory was 11 percent warmer than normal. The company received benefits from the 2001 weather contract of $4.2 million in pretax earnings, or 6 cents per share, which partially offset the effects of warmer-than-normal weather.

Mercury Inspection and Repair Program Update. In October 2001, Nicor Gas announced that the mercury-related lawsuit brought by the Illinois Attorney General and the State's Attorneys of Cook, DuPage and Will Counties was settled and approved in the Circuit Court of Cook County. It was further announced that Nicor Gas had entered into and filed an agreement to settle the class action mercury lawsuit, which was later approved in February 2002. This was an important step in removing much of the uncertainty regarding the ultimate financial impact of a special mercury inspection and repair program which began in the third quarter of 2000. Under the terms of these two settlements, Nicor Gas expects to pay $4.1 million over a five-year period. The announced legal settlements and a revision to the company's estimate of future obligations, including the addition of potential liabilities relating to lawsuits, led to a reduction of the $148 million pretax mercury-related reserve established in 2000 by $9 million. More detailed information on the mercury program can be found in the Notes to the Consolidated Financial Statements on page 33.

Outlook. Nicor Gas expects continued modest customer growth, increased gas deliveries and demand for services from gas-fired electric power generation plants, and the growth of nontraditional revenue sources such as the Chicago Hub (which is discussed on page 11). In addition, new opportunities are expected to unfold as the next stage of deregulation takes place in Illinois. With the company's continued focus on providing safe, reliable, cost-effective service, Nicor Gas will continue to remain the strong foundation for Nicor's future growth.

Containerized Shipping

Tropical Shipping is one of the largest carriers of containerized cargo in the Caribbean region and has been part of the Nicor family for 20 years. The company serves 21 ports, including those in the Virgin Islands, Bahamas, Cayman Islands, Eastern Caribbean and Dominican Republic. Tropical Shipping operates a fleet of 17 vessels (11 of which are owned) and utilizes equipment that is well suited to the markets it serves. The company's reputation for dependable, on-time service and its ability to establish close, long-lasting customer relationships have helped Tropical Shipping develop a dominant market position in the majority of the ports it serves.

Historically, Tropical Shipping has been able to steadily grow its shipping volumes and improve profits. However, the Caribbean shipping business is cyclical, and results can and do fluctuate from year to year depending on tourism and the strength of the U.S. and Caribbean economies. In 2001, with a weak U.S. economy and the further uncertainty created by the events of September 11, Tropical Shipping's results were significantly below 2000 levels. Tropical's prices also continued to be pressured by the impact of the 1998 Ocean Shipping Reform Act, which deregulated the shipping industry and increased competition, and the increased presence of large, global operators who are entering this market in anticipation of a Caribbean Free Trade

Agreement by 2005. On a positive note, difficult economic conditions have historically produced opportunities for Tropical as other carriers in the market find it difficult to compete. The company adjusted its cost structure in response to changing market conditions in 2001 by focusing on such areas as vessel scheduling and utilization, and the logistics of trucking transportation.

Canadian Assets Acquired. Tropical Shipping continues to look for suitable acquisitions to help grow its business. In late 2001, the company acquired the container transportation business of Kent Line International. Kent Line provides a weekly, all-water container service from Canada to the Caribbean region. Tropical has a 25-year history of handling Canadian exports to the Bahamas and the Caribbean region and has operated offices in Canada for more than 18 years. As with past acquisitions, Tropical Shipping expects the Kent Line service to expand its presence in key markets and generate additional profits. The addition of the Kent Line service should increase annual shipping volumes by approximately 10 percent.

New Ships Added to Fleet. Late in 2001, Tropical Shipping put into service the first of two new ships that were constructed specifically for the Caribbean markets the company serves. The Tropic Carib was delivered in November and replaces a vessel that was chartered from a third party. The second new ship, the Tropic Unity, was delivered in early 2002 and also replaced a chartered vessel. These new ships are not only more efficient, but have about twice the capacity of Tropical's prior largest owned vessel. Tropical also sold one vessel in 2001 and another in early 2002. The changes in fleet capability and mix represent a continuing effort to enhance operational efficiencies.

Outlook. Tropical Shipping is well positioned to benefit from the recovery in the U.S. and Caribbean economies as tourism and related construction projects return to their historic growth patterns. Passage in Congress last year of the Caribbean Basin Trade Partnership Act legislation is intended to give the Caribbean markets parity with those markets operating under the North American Free Trade Agreement (NAFTA) in terms of manufacturing and trade incentives. In addition, Tropical will continue to focus on providing superior customer service, enhancing operational excellence, growing its business in existing ports, expanding to new destinations and looking for niche acquisition opportunities.

Energy Services

Nicor Energy is one of the largest and fastest growing retail suppliers of natural gas, electricity and energy-related services in the Midwest. The company is a 50/50 joint venture formed in 1997 between Nicor and Dynegy Inc. The companies are in the process of renegotiating their joint venture agreement, which is due to expire by June 2002. Nicor Energy has more than 100,000 natural gas customers and approximately 7,000 electric customers, the majority of which are in Illinois. The company has also established a presence in other Midwestern states, including Indiana, Iowa, Michigan and Ohio, as unbundling progresses in those states.

As a relatively new company, Nicor Energy has been modestly profitable in the past two years. The success the company has achieved thus far can be attributable to many factors, including an experienced and talented management team, efficient back-room operations, relatively low customer acquisition costs and the strength of the Nicor brand. The initial growth strategy for this business has been selling natural gas and electric commodities, and benefiting from economies of scale as the customer base grows. The long-term strategy for this business is to grow geographically and take advantage of customer choice opportunities in the Midwest region.

The potential for this business is favorable. Beginning in 2002, most natural gas users throughout northern Illinois will be able to choose an alternative natural gas supplier. Furthermore, customer choice in the Illinois electric market, which began in 1999 for some commercial and industrial customers, became available for all commercial and industrial customers of public electric utilities at year-end 2000. In addition, this program will be opened to all residential customers of public electric utilities by the spring of 2002. In northern Illinois alone, where Nicor Energy has high market penetration, the potential market for retail energy marketing includes more than 6 million natural gas and electric customers. In Nicor Energy's five-state service area, the total market is more than 20 million customers.



Nicor Stockholders have benefited from the company's disciplined approach of growing its businesses and its focus on operational excellence. The compound annual total return to stockholders over the past 10 years has been 11 percent, which exceeds the return of the S&P Utility Index.

Nicor has a number of key strategies for growing its businesses over the long term. One such example is the Horizon Pipeline, which will help to serve Nicor's traditional gas customers and allows for the expansion of supply-related services.



Nicor Services represents Nicor's effort to provide value to residential and small business customers with retail energy-related products and services. The company's offerings primarily include products and services to help prevent and mitigate unexpected household repairs involving inside gas piping, furnaces, water heaters, air conditioners, home office equipment and most home appliances.

In 2001, Nicor Services added its 100,000th Gas Line ComfortGuard℠ customer. This service covers the cost to repair gas leaks inside a customer's home and is an extension of the company's ComfortGuard line of services, which provides maintenance and repair contracts for residential heating and cooling systems.

In addition, the company acquired Tradewinds Heating and Air Conditioning, which serves the western suburbs of Chicago and specializes in residential and small commercial heating and air conditioning installation and maintenance services. This acquisition represented another step in Nicor Services' long-term strategy to expand its role in the energy services value chain by building a foundation that allows for the sale of a multitude of products and services across all customer categories. Nicor Services continues to seek additional opportunities to help expand its growth potential.

Asset-backed Energy Ventures

The Chicago Hub operates within Nicor Gas and was formed in 1994 to capitalize on the company's strategic location on the U.S. natural gas pipeline grid and its 140 Bcf of natural gas storage capacity. The Chicago Hub provides interruptible natural gas parking, loaning and wheeling services to marketers and interstate pipelines moving gas through the Midwest, and allows Nicor to realize additional value from its supply portfolio and storage capabilities through a variety of transportation and storage services. The availability of these services has been a significant factor in the liquidity of the Midwest market for natural gas—key for successful unbundling of supply services. The Chicago Hub's resources also enable it to offer high-margin fuel management services to power-generation plants.

Nicor Enerchange is an unregulated wholesale natural gas marketing company that was formed in 1998. The company is engaged in wholesale marketing of natural gas supply services in the Midwest and provides these services to interstate pipelines, other gas distribution companies, power generators, and gas marketers and brokers. Nicor Enerchange focuses on opportunities that allow it to leverage its knowledge of natural gas movement in and around the Midwest natural gas supply grid. Nicor Enerchange has been successful in bundling commodity with customized regional service offerings such as natural gas transportation and storage services to provide customers with significant value.

Nicor Enerchange, which also manages the Chicago Hub for Nicor Gas, is expected to achieve earnings growth by continuing to capitalize on the opportunities created by deregulation and to provide services needed by electric power generation throughout the Midwest region. Additional long-term strategies focus on extending into new markets in the Midwest, expanding storage service capabilities, maximizing usage of available pipeline capacity and contracting for or developing new assets to enhance service offerings.

The Horizon Pipeline is a 50/50 joint venture between Nicor and Natural Gas Pipeline Company of America, a subsidiary of Kinder Morgan, Inc. Construction of the pipeline began in October 2001 and is expected to be completed and contributing to earnings in 2002. The $80 million project consists of a 74-mile, 36-inch pipeline stretching from Joliet, Illinois, to near the Wisconsin/Illinois border. The Horizon Pipeline will connect to three interstate pipelines that will bring natural gas from supply basins in the United States and western Canada. The pipeline capacity is nearly fully subscribed under 10-year agreements. With a number of power plants being proposed in northern Illinois, the pipeline has strategic extension and expansion potential to meet the economic growth of this region. The Horizon Pipeline is expected to generate an average return on equity of 10 to 15 percent over the long term while bringing supply benefits to natural gas customers in northern Illinois and expanding Nicor's capabilities for providing supply-related services.

Other

Nicor continues to offer a variety of other energy-related services, such as pipeline design and construction, corrosion protection services, and energy system design and construction. Historically, these services have contributed modestly to earnings, but more importantly they help further promote Nicor's brand as a full-service energy provider.

Financial Strength. Nicor's financial position remains one of the strongest in the gas distribution industry. All of the long-term debt on the company's balance sheet is that of Nicor Gas and is rated "AA" by Standard & Poor's, the highest rating currently given to a gas distribution company. Nicor also generates excellent free cash flow and boasts some of the highest returns on equity in the utility industry, which further supports its solid financial position and growth prospects. This financial strength gives Nicor the flexibility to take advantage of new investment opportunities and consider other alternatives to create shareholder value.

Debt Ratings

	S&P	Moody's	Fitch
Nicor			
Commercial Paper	A-1+	P-1	F1+
Nicor Gas			
First Mortgage Bonds	AA	Aa1	AA+
Commercial Paper	A-1+	P-1	F1+

Community Service. Nicor is committed to improving and strengthening the communities where it does business. Working with the United Way and various local agencies in such areas as education, financial assistance and disaster recovery, the company and its subsidiaries sponsor a number of programs to help build strong communities. In addition to making charitable contributions and sponsoring corporate programs, Nicor supports many organizations during the year through the volunteer efforts of its people – who generously contribute their time and many talents.

Nicor People. Throughout all of Nicor's businesses, one common thread stands out – the quality of our people. Today's business environment is changing rapidly and more is expected from the workforce than ever before. Nicor's employees have historically capitalized on opportunities that have resulted from changes that have occurred in all of the company's businesses. Through the years, they have provided customers with the best possible service and found resourceful ways to consistently increase profits and improve operational effectiveness. Nicor indeed has a solid lineup of talent built through a combination of in-house experience and knowledge hired from the outside. Nicor employees at all levels are committed to executing the company's strategies within a high-performance culture supported by values that promote teamwork, ethics and operational excellence.

Glossary

Degree day. The extent to which the daily average temperature falls below 65°F. Normal weather for Nicor Gas' service territory is about 6,100 degree days.

FERC. Federal Energy Regulatory Commission, the agency that regulates the interstate transportation of natural gas, oil and electricity.

ICC. Illinois Commerce Commission, the agency that regulates investor-owned Illinois utilities.

Mcf, MMcf, Bcf. Thousand cubic feet, million cubic feet, billion cubic feet.

PBR. Performance-based rate, a plan that provides economic incentives based on performance.

TEU. Twenty-foot equivalent unit, a measure of volume in containerized shipping equal to one 20-foot-long container.

The purpose of this financial review is to explain changes in Nicor's operating results and financial condition from 1999 to 2001, and to discuss business trends and uncertainties that might affect Nicor. Certain terms used are defined in the glossary on page 12.

SUMMARY

Nicor's two major subsidiaries, Nicor Gas and Tropical Shipping, operate in two business segments: gas distribution and shipping. The gas distribution segment represents about 90 percent of consolidated operating income and assets in a typical year.

Net income and diluted earnings per common share are presented below:

	2001	2000	1999
Net income (millions)	$143.7	$46.7	$124.4
Diluted earnings per share	3.17	1.00	2.62

Nicor's net income and earnings per share changed dramatically over the three-year period due mainly to one significant item. An unusual charge of $148 million was recorded as operating expense in 2000 to establish a reserve related to Nicor Gas' mercury inspection and repair program. A $9 million adjustment lowered the mercury-related reserve and reduced operating expense in 2001. Operating expense was also reduced by partial recoveries from insurers and contractors in 2001. For details of Nicor Gas' mercury inspection and repair program, see page 33. Excluding these unusual mercury-related impacts, Nicor's diluted earnings per share and net income were $3.01 and $136.3 million, respectively, in 2001 and $2.94 and $136.4 million, respectively, in 2000.

Excluding the mercury-related impacts, operating income for 2001 declined at both major business segments. Nicor's other energy ventures also posted a decrease in operating income in 2001. Nonoperating results for 2001 reflect increased interest income from higher short-term investment balances, lower interest expense due to lower rates and improved results from Nicor's retail energy marketing joint venture. The increase in net income, excluding mercury-related impacts, for 2000 compared with 1999 is the result of improved operating results for all business segments.

Per share results in both 2001 and 2000 benefited from the company's common stock repurchase programs.

Operating income. Operating income (loss) by business segment is presented below (in millions):

	2001	2000	1999
Gas distribution	$223.7	$64.9	$191.7
Shipping	17.6	25.7	22.5
Other energy ventures	4.9	6.5	1.3
Corporate and eliminations	(2.7)	(3.0)	(3.5)
	$243.5	$94.1	$212.0

The following summarizes operating income comparisons by business segment:

- Gas distribution operating income increased significantly in 2001 when compared with the prior year. However, excluding the effect of the unusual mercury-related impacts, gas distribution operating income decreased slightly from $212.9 million in 2000 to $211.4 million in 2001. Operating results for 2001 reflect increased contributions from the Chicago Hub, which provides gas supply-related services, and from the company's performance-based rate (PBR) plan. These improvements were more than offset by certain increased operating expenses related to higher natural gas prices in the first quarter, the impact of reduced deliveries and increased depreciation. In 2000, gas distribution operating income, excluding the effect of the unusual mercury-related charge, was $21.2 million higher than in 1999. The 2000 improvement primarily relates to higher gas deliveries, contributions from the PBR plan and increased income from power-generation services. Results for 2000 also reflect increased operating and maintenance expenses and depreciation.
- A slowdown in the U.S. and Caribbean economies resulted in a decrease in containerized shipping operating income of $8.1 million in 2001. The negative impact of lower volumes shipped in 2001 more than offset the positive effects of slightly higher average rates and lower operating and maintenance expenses. Containerized shipping operating income was $3.2 million higher in 2000 than in 1999. The improvement in 2000 was primarily a result of record volumes shipped due to strong economic conditions in the Caribbean region and growth in tourism, and modest average rate improvements.
- Operating income from Nicor's other energy ventures decreased $1.6 million in 2001. Improved operating results from Nicor Services, a retail energy-related products and services business, were more than offset by a decline in operating income from Nicor's technology business. Operating income from other energy ventures increased $5.2 million in 2000 to $6.5 million due to better results from Nicor's technology, wholesale natural gas marketing and retail energy-related products and services businesses.

Other income. Other income was $18.5 million in 2001, up $2.9 million from 2000. Increased interest income from larger short-term investment balances and improved results from Nicor Energy, a retail energy marketing joint venture, were partially offset by decreased property sale gains in 2001. Other income for 2000 was $15.6 million, down from $23.2 million in 1999, which included a favorable interest adjustment related to tax settlements. Results for 2000 reflect the positive impact of higher property sale gains and improved results from equity investments in both Nicor Energy and a cargo container leasing business.

Interest expense. Interest expense decreased in 2001 primarily due to lower interest rates. Interest expense increased in 2000 compared with 1999 due to increased average borrowing levels. Increased gas procurement costs and costs associated with the mercury program contributed to the higher borrowing levels in 2000.

Income taxes. The 24 percent effective income tax rate for 2000 varied from its historic level of about 34 percent due to the effect of the unusual charge by Nicor Gas related to the mercury program.

Results of Operations

Details of various financial and operating information by segment can be found in the tables throughout this review. The following discussion summarizes the major items impacting Nicor's results of operations.

Operating revenues. Operating revenues by business segment are presented below (in millions):

	2001	2000	1999
Gas distribution	$2,120.8	$1,896.0	$1,326.2
Shipping	230.3	248.3	229.9
Other energy ventures	230.4	169.9	61.0
Corporate and eliminations	(37.4)	(16.1)	(1.9)
	$2,544.1	$2,298.1	$1,615.2

Nicor's operating revenues were about $2.5 billion in 2001. The increase in gas distribution revenues from the prior period was due primarily to significantly higher first quarter natural gas costs and related revenue taxes, which are both passed directly through to customers without markup in accordance with Illinois Commerce Commission (ICC) regulations. The decline in shipping revenues reflects lower volumes compared with a year ago. Reduced volumes were due to a slowdown in the economy, which has resulted in lower construction and tourist-related shipments in the Caribbean region. The increase in revenues for other energy ventures was due primarily to the impact of higher natural gas prices on Nicor's wholesale natural gas marketing business, Nicor Enerchange. Nicor Services and Nicor's energy system design and construction businesses also contributed to the increase in other energy ventures.

Nicor's operating revenues rose sharply from $1.6 billion in 1999 to almost $2.3 billion in 2000. Gas distribution revenues increased over 40 percent compared with 1999, reflecting significantly higher natural gas prices and related revenue taxes, increased deliveries resulting from colder weather and customer additions, and benefits generated from the PBR plan. Shipping revenues rose by $18.4 million, or 8 percent, in 2000 due to record volumes and slightly higher average rates. The 2000 increase in other energy ventures was due primarily to higher natural gas prices at Nicor Enerchange.

The elimination of natural gas sales from Nicor Enerchange to Nicor Gas is reflected in corporate and eliminations.

Gas distribution margin. Gas distribution margin, defined as operating revenues less cost of gas and revenue taxes, which are both passed directly through to customers without markup, increased $3.6 million in 2001 to $522.5 million, and increased $31.7 million in 2000 to $518.9 million. Positively affecting margin for 2001 were greater customer finance charges, and larger contributions from the Chicago Hub and the PBR plan. Negatively impacting 2001 results were lower customer demand, the higher cost of natural gas used to operate company equipment and facilities, and the absence of income relating to a large construction project recorded in 2000. Reduced customer demand for natural gas resulted from warmer weather, energy conservation and economic conditions. The negative impact of warmer weather in 2001 versus 2000 was nearly offset by benefits from the company's weather hedge. Improvements in 2000 compared with 1999 reflect first-year results from the PBR plan, the impact of colder weather, customer additions and the income relating to the large construction project.

Operating and maintenance. In 2001, operating and maintenance expenses were relatively unchanged compared with 2000. Decreased volumes shipped and actions taken by management to respond to the economic slowdown resulted in lower operating and maintenance expenses in the shipping segment. The shipping segment improvement was offset by increased operating expenses at Nicor's other energy ventures and in the gas distribution segment. Higher operating and maintenance expenses at Nicor's other energy ventures were primarily associated with an increased volume of activity and revenues. The increase in the gas distribution segment was due primarily to higher bad debt expense resulting from higher natural gas prices. In 2000, operating and maintenance expenses increased $30.9 million to $386.9 million due largely to higher volume-related expenses in the shipping segment. Increased bad debt expense and weather protection costs in the gas distribution segment also contributed to the increase. In the gas distribution segment, operating and maintenance expenses were partially offset by pension credits, net of capitalization, of $15.0 million, $19.9 million and $13.3 million in 2001, 2000 and 1999, respectively.

Other operating expense. Other operating expense reflects estimated costs, credits and recoveries associated with the company's mercury inspection and repair program. Additional information about this program is presented under the heading Mercury Program beginning on page 33.

Financial Condition and Liquidity

The company believes it has access to adequate resources to meet its needs for capital expenditures, debt redemptions, dividend payments and working capital. These resources include net cash flow from operating activities, access to capital markets, lines of credit and short-term investments.

Operating cash flows. Net cash flow provided from operating activities was $491.0 million, $231.4 million and $205.7 million in 2001, 2000 and 1999, respectively. Year-to-year changes in operating cash flow result largely from fluctuations in working capital items occurring mainly in the gas distribution segment because of factors including weather, the price of natural gas, the timing of collections from customers and gas purchasing practices. Operating cash flows increased significantly in 2001 due primarily to changes in accounts receivable and accounts payable balances associated with natural gas price volatility. The company generally relies on short-term financing to meet temporary increases in working capital needs.

Capital expenditures. Capital expenditures by business segment are presented below (in millions):

	Estimated 2002	2001	2000	1999
Gas distribution	$155	$149.8	$124.6	$127.4
Shipping	20	34.8	33.8	26.0
Other energy ventures	5	1.1	–	.6
	$180	$185.7	$158.4	$154.0

Gas distribution capital expenditures were higher in 2001 than in 2000 and 1999 due primarily to increased information technology projects and improvements to the company's operating system. The estimated increase in 2002 capital expenditures is related primarily to higher capitalized employee benefit costs.

Shipping segment capital expenditures increased in 2001 and 2000 due primarily to the construction of two vessels. Expenditures for information technology also contributed to the increase in both periods. Lower expenditures are expected in 2002 as vessel construction is completed.

Other investments. Nicor invested $10 million, $10 million and $12 million in 2001, 2000 and 1999, respectively, in a cargo container leasing business and will likely invest again in 2002. Nicor's equity investment in this business at December 31, 2001 was $57.8 million.

At December 31, 2001, Nicor had $22.6 million of short-term notes at market interest rates due from Horizon Pipeline, a 50/50 joint venture between Nicor and Natural Gas Pipeline Company of America. The notes cover a portion of the initial costs of construction of the pipeline. Horizon Pipeline intends to ultimately finance the project with partnership equity and third-party non-recourse debt. Nicor's equity investment in this business at December 31, 2001 was $.9 million. Nicor's equity investment in 2002 is expected to be $15 million to $20 million. Additional information about the Horizon Pipeline is presented on page 19.

At December 31, 2001, Nicor also had $8.6 million of short-term notes receivable at market interest rates due from Nicor Energy. Nicor's equity investment in this business at December 31, 2001 was $5.1 million. Additional information about transactions with Nicor Energy is presented in the Related Parties Transactions note on page 32.

Financing activities. Nicor Gas has the highest long-term debt ratings given in the gas distribution industry. Nicor's financial statistics include:

	2001	2000	1999
Long-term debt, net of current maturities, as a percent of capitalization	37.8%	32.7%	35.5%
Times interest earned, before income taxes	5.7	2.2	5.2

Interest coverage for 2000 was negatively affected by the unusual mercury-related charge.

Long-term debt. At December 31, 2001, Nicor Gas had $225 million of First Mortgage Bonds remaining available for issuance under a July 2001 shelf registration filing. Net proceeds from securities issued are used typically for refinancing outstanding First Mortgage Bonds, construction programs to the extent not provided by internally generated funds, and general corporate purposes.

In 2001, Nicor Gas issued the following First Mortgage Bonds: $50 million due in 2006 at 5.55%, $75 million due in 2008 at 5.875%, $75 million due in 2011 at 6.625% and $50 million due in 2016 at 7.2%. Retirements of First Mortgage Bonds in 2001 were as follows: $75 million due in 2001 at 6.45%, $50 million due in 2002 at 6.75%, $50 million due in 2021 at 8.875% and $50 million due in 2025 at 7.26%. Nicor Gas also retired $50 million of variable-rate unsecured notes due in 2001. As a result of these activities, Nicor's weighted-average interest rate for long-term debt at December 31, 2001 was 6.3% compared with 6.8% at December 31, 2000.

In January 2000, Nicor Gas issued $50 million of variable-rate unsecured notes due in 2001 at an initial rate of 6.11% to fund the redemption of $50 million of unsecured notes at 5.065% due in 2000.

During 1999, Nicor Gas issued $50 million of First Mortgage Bonds at 5.37% due in 2009 and $50 million of unsecured notes at

5.065% due in 2000. Redemptions of First Mortgage Bonds during 1999 were as follows: $50 million at 5.875% due in 2000, $50 million at 7.375% due in 2023 and $50 million at 8.25% due in 2024.

Short-term debt. Nicor and Nicor Gas maintain short-term line of credit agreements with major domestic and foreign banks. At December 31, 2001, these agreements, which serve as backup for the issuance of commercial paper, totaled $475 million. Nicor had $277 million and $442 million of commercial paper outstanding at year-end 2001 and 2000, respectively. The company expects that this source of short-term funding will continue to be available in the foreseeable future.

Common stock. In 2001, Nicor completed a $50 million common stock repurchase program initiated in the third quarter of 2000 and announced a new $50 million common stock repurchase program. Purchases are being made as market conditions permit through open market transactions and to the extent cash flow is available after other cash needs and investment opportunities. The company purchased and retired 1.1 million, 1.4 million and .6 million common shares in 2001, 2000 and 1999, respectively, at a cost of $42 million, $50 million and $23 million, respectively. At December 31, 2001, approximately $40 million remained authorized for the repurchase of common stock under the existing program. Since January 1990, the company has repurchased over one-quarter of its outstanding stock.

Nicor increased its quarterly common stock dividend rate during 2001 by 6 percent, which was the fourteenth consecutive annual increase. The company paid dividends on its common stock of $78.5 million, $75.7 million and $72.9 million in 2001, 2000 and 1999, respectively.

Commitments. For a summary of Nicor's contractual obligations refer to the Contractual Obligations note on page 32. In addition to its contractual obligations, Nicor could be required to provide funding on behalf of related parties under guarantee arrangements if certain contingent events occur. These guarantees are described in the Related Party Transactions note on page 32.

Other. Restrictions imposed by regulatory agencies and loan agreements limiting the amount of subsidiary net assets that can be transferred to Nicor are not expected to have a material impact on the company's ability to meet its cash obligations.

Factors Affecting Business Performance

The following factors can impact year-to-year comparisons and may affect the future performance of Nicor's businesses.

Gas distribution. Nicor Gas, a regulated natural gas distribution utility, serves 2 million customers in a service territory that encompasses most of the northern third of Illinois, excluding the city of Chicago. The region's economy is diverse and has grown steadily over the years, providing Nicor Gas with a well-balanced mix of residential, commercial and industrial customers. In 2001, residential, commercial and industrial customers accounted for approximately 45 percent, 25 percent and 30 percent of natural gas deliveries, respectively.

Weather. Since about one-half of gas deliveries are used for space heating, fluctuations in weather have the potential to significantly impact year-to-year comparisons of operating income and cash flow. In 2000, Nicor Gas began purchasing protection against the impact of significant weather fluctuations. For 2002, Nicor Gas has entered into an agreement with a third party to protect the company's earnings if weather is warmer than 5,700 degree days. To partially offset the cost of this earnings protection, Nicor Gas has also agreed to pay this party if weather for 2002 is colder than 6,100 degree days, which approximates normal weather. Under the terms of these agreements, the maximum payout or receipt is limited to $10 million, which is equivalent to approximately 500 degree days. As a result, this weather hedge limits the earnings impact of large variations in weather. Nicor estimates that, excluding weather protection, every 100-degree-day variation in weather has an impact on earnings per share of approximately 2½ cents.

Demand and natural gas prices. In addition to the impact of weather, significant changes in economic conditions or natural gas prices can impact customer gas usage. However, Nicor Gas' large residential customer base provides relative stability during weak economic periods, and the industrial and commercial customer base is well diversified, lessening the impact of industry-specific economic swings. Nicor Gas' growth in natural gas deliveries has traditionally come from customer additions and increased usage by existing commercial and industrial customers, including power-generation facilities. Although commercial and industrial deliveries declined in 2001, the company anticipates continued long-term growth attributable to these factors. A partial offset is expected as customers install more energy-efficient equipment.

Natural gas prices have decreased significantly since the extraordinarily high prices seen during late 2000 and early 2001. Changes in the price of natural gas have no direct impact on Nicor Gas' margin since gas costs are passed directly through to customers without markup. However, the unprecedented level of last winter's natural gas prices had an adverse effect on accounts receivable collections, customer demand, company gas usage expenses, financing costs and customer service expenses.

Gas Distribution Statistics

	2001	2000	1999
Operating revenues (millions)			
Sales			
Residential	$1,486.4	$1,353.9	$ 899.8
Commercial	274.6	236.0	172.3
Industrial	41.5	37.0	24.5
	1,802.5	1,626.9	1,096.6
Transportation			
Residential	9.5	6.7	1.7
Commercial	75.0	78.9	70.3
Industrial	45.6	47.5	43.7
Other	7.5	6.2	4.2
	137.6	139.3	119.9
Other revenues			
Revenue taxes	112.3	101.7	84.6
PBR plan	14.9	12.2	–
Chicago Hub	13.4	6.3	6.0
Other	40.1	9.6	19.1
	180.7	129.8	109.7
	$2,120.8	$1,896.0	$1,326.2
Deliveries (Bcf)			
Sales			
Residential	201.5	219.0	209.0
Commercial	37.2	38.4	39.8
Industrial	5.9	6.2	6.1
	244.6	263.6	254.9
Transportation			
Residential	6.1	4.4	.9
Commercial	89.2	94.0	82.1
Industrial	135.3	163.9	170.2
	230.6	262.3	253.2
	475.2	525.9	508.1
Year-end customers (thousands)			
Sales			
Residential	1,766.5	1,746.3	1,753.0
Commercial	102.7	98.9	108.9
Industrial	6.7	6.6	7.4
	1,875.9	1,851.8	1,869.3
Transportation			
Residential	58.1	52.8	16.2
Commercial	66.0	68.7	57.2
Industrial	7.1	7.4	6.6
	131.2	128.9	80.0
	2,007.1	1,980.7	1,949.3
Other statistics			
Degree days	5,422	5,717	5,272
Average gas cost per Mcf sold	$ 6.05	$ 4.80	$ 2.93

Performance-based rate plan. Nicor Gas' PBR plan for natural gas costs went into effect in 2000. Under the PBR plan, Nicor Gas' total gas supply costs are compared to a benchmark tied to a market index. Savings and losses relative to the benchmark are shared equally with sales customers. Transportation customers, who are responsible for their own gas supplies, are generally not affected by the PBR plan. Assuming a gas cost benchmark of $1 billion, each one-percent deviation from the benchmark would affect net income by about $3 million. Generally, changing natural gas market prices will not significantly affect PBR plan risk since the PBR benchmark is tied to market prices. However, unusually high natural gas prices may impact PBR plan results since any performance variance from the benchmark may be significantly greater in magnitude.

In 2002, the PBR plan is subject to ICC review as prescribed by Illinois law. Nicor Gas continues to operate under the current PBR plan while the review is being conducted. The review process is expected to conclude in the fourth quarter of 2002.

Competition. Nicor Gas competes with other energy suppliers based on such factors as price, service and reliability. The company is well positioned to deal with the possibility of fuel switching by customers because it has rates and services designed to compete against alternative fuels. In addition, the company has a rate that allows negotiation with potential bypass customers, and no customer has bypassed the Nicor Gas system since the rate became effective in 1987. Nicor Gas also offers commercial and industrial customers alternatives in rates and service, increasing its ability to compete in these markets.

Storage and supply. Direct connection to seven interstate pipelines and extensive underground storage capacity provide the company and its transportation customers with flexibility and alternatives for natural gas supply procurement and storage services. In addition, in an effort to ensure supply reliability, the company purchases gas from several different producing regions under varied contract terms.

Unbundling of services. In January 2002, the company received final approval from the ICC to make its Customer Select® program available to all of its customers beginning in March 2002. Previously, the program was available to all industrial and commercial customers and about 15 percent of Nicor Gas' residential customers. In the program's first four years, about one-third of eligible business customers and one-quarter of eligible residential customers signed up. Under the program, customers are able to acquire their natural gas supplies from third-party marketers. The choice of another natural gas commodity supplier has no direct impact on Nicor Gas' distribution margin because natural gas costs are passed directly through to customers without markup. Nicor Gas continues to deliver the natural gas, maintain its distribution system and respond to emergencies.

Customer credit risk. Nicor Gas has a diversified customer base, which limits its exposure to concentrations of credit risk in any one industry or income class. The company maintains prudent credit policies, subject to ICC regulations. Customers also have options to help them manage their bills, such as energy assistance programs for low-income customers and a budget payment plan that spreads gas bills evenly throughout the year. However, unusually high natural gas prices can increase the risk of customer nonpayment.

Nicor Gas experienced increased bad debt expense in both 2001 and 2000 primarily due to significantly higher natural gas prices. Assuming current price levels, the company anticipates a reduction in bad debt expense in 2002.

Pension investment returns. Nicor Gas maintains noncontributory defined benefit pension plans covering substantially all employees hired prior to 1998. For actuarial valuation purposes, Nicor Gas utilizes an October 1 measurement date to determine the company's pension expense or credit for the subsequent calendar year. During the 12 months ended September 30, 2001, the pension plans experienced poor investment returns consistent with general market conditions, which will negatively impact the company's pension credit and operating income in 2002. The pension plans are adequately funded, and recent market performance is not expected to impact participant benefits or future company contributions.

Nontraditional activities. In order to generate additional contributions to earnings growth, Nicor Gas continues to pursue several nontraditional activities, including the Chicago Hub, which provides interruptible transportation and storage services. The Chicago area has become a major market hub for natural gas, and demand for storage- and transmission-related services by marketers, other gas distribution companies and electric power-generation facilities is expected to continue to increase.

Nicor Gas also continues to assess its ownership of real estate holdings.

Regulation. Nicor Gas is regulated by the ICC, which establishes the rules and regulations governing utility rates and services in Illinois. Rates are generally designed to allow the company to recover its costs and provide an opportunity to earn a fair return for its investors. Significant changes in the regulations applicable to Nicor Gas or its affiliates, or the regulatory environment in general, could affect the performance of Nicor Gas.

Shipping. Tropical Shipping is one of the largest containerized cargo carriers in the Caribbean region. Tropical Shipping has a reputation for providing quality, on-time delivery service—a reputation that has helped the company establish a dominant position in most of the markets it serves. The company is a major carrier of exports from the east coast of the United States and Canada to the Caribbean region.

The company's shipments consist primarily of southbound cargo such as building materials, food and other necessities for developers, manufacturers and residents in the Caribbean, as well as tourist-related shipments intended for use in hotels and resorts and on cruise ships. The balance of Tropical Shipping's cargo consists of northbound shipments of agricultural products and apparel, and interisland shipments.

In October 2001, Tropical Shipping acquired the container assets of Kent Line International. With this acquisition, Tropical Shipping began offering Canadian customers an all-water service from Saint John in New Brunswick, Canada, to Tropical Shipping's network of Caribbean destinations. The acquisition has the potential to increase Tropical Shipping's annual volumes by about 10 percent.

Tropical Shipping's financial results can be affected significantly by general economic conditions in the United States, the Caribbean region and Canada. Economic development in the Caribbean is expected to be supported by the 1999 Caribbean Basin Trade Partnership Act, which is intended to give Caribbean markets parity with those markets operating under the North American Free Trade Agreement (NAFTA) in terms of manufacturing and trade incentives.

The Caribbean marketplace is very competitive, with global carriers having established a presence in several markets that Tropical Shipping serves. Additionally, the Ocean Shipping Reform Act, which allows confidential contracts between shipping companies and their customers, created the potential for further price competition when it went into effect during 1999. Tropical Shipping is continuing to meet these challenges by focusing on superior customer service, controlling costs, and maximizing the efficiency and utilization of its vessel fleet and shore assets. In 1999, Tropical Shipping ordered the construction of two vessels to replace older owned and chartered vessels, and to support growth. The first vessel was placed into service in late 2001, and the second vessel was delivered in early 2002.

Shipping Statistics

	2001	2000	1999
TEUs shipped (thousands)			
Southbound	120.9	136.6	126.5
Northbound	17.5	17.9	17.6
Interisland	7.3	6.9	8.3
	145.7	161.4	152.4
Other statistics			
Revenue per TEU	$1,579	$1,523	$1,508
Ports served	21	22	23
Vessels operated	17	16	17

Other energy ventures. Nicor is involved in several other energy ventures that leverage the company's reputation, location, assets and expertise into new income-producing opportunities. These ventures include Nicor Services, Nicor Enerchange, Nicor Energy, Horizon Pipeline and other energy-related businesses.

Nicor Services. Nicor Services provides energy-related products and services for retail markets, including residential and small business. The company currently offers service contracts covering the maintenance or repair of inside gas piping, heating and air conditioning equipment, and other appliances. Nicor Services contributed $3.5 million in operating income in 2001, compared with $1 million in 2000.

Nicor Enerchange. Nicor Enerchange is a natural gas marketing company formed in 1998 to engage in wholesale marketing and trading of natural gas supply services in the Midwest. Nicor Enerchange also administers the Chicago Hub for a fee. The company focuses on opportunities that allow it to leverage its knowledge of natural gas movement in and around the Midwest. Nicor Enerchange contributed $3.2 million of operating income in 2001, compared with $3 million in 2000.

Nicor Energy. Nicor Energy is a 50/50 joint venture with Dynegy Inc. that was formed in 1997 to offer natural gas, electricity and related energy services primarily to retail customers in the Midwest region. Nicor Energy continues to operate as Nicor and Dynegy are in the process of renegotiating their joint venture agreement, which expires in mid-2002. Since Nicor Energy's prices are not regulated, it may profit or lose from the sale of natural gas or electricity as a commodity.

Several developments are expanding Nicor Energy's potential markets. Beginning in March 2002, the ICC will allow all customers in Nicor Gas' service territory the choice of natural gas suppliers. In addition, supplier choice in the Illinois electric market will include residential customers for the first time beginning in May 2002. Nicor Energy is also expanding its presence elsewhere in Illinois and in other midwestern states as unbundling progresses. Nicor Energy has the opportunity to grow its customer base with the market, which could positively affect its operating results. Nicor Energy was modestly profitable in 2001 and 2000, generating pretax nonoperating income for Nicor of $2.4 million and $1.4 million, respectively.

Horizon Pipeline. Horizon Pipeline is a 50/50 joint venture between Nicor and Natural Gas Pipeline Company of America. The joint venture is constructing and will operate a 74-mile, 36-inch pipeline from Joliet, Illinois, to near the Wisconsin/Illinois border at an estimated cost of $80 million. The pipeline capacity is nearly fully subscribed under 10-year agreements, with Nicor Gas having contracted for approximately 80 percent of the 380 MMcf per day initial capacity. Construction of the pipeline commenced in October 2001, and the pipeline is expected to be operational in 2002.

Market risk. The company is exposed to market risk in the normal course of its business operations, including the risk of loss arising from adverse changes in natural gas commodity prices and interest rates. It is Nicor's practice to manage these risks utilizing derivative instruments and other methods, as deemed appropriate.

Commodity price risk. The company has established policies and procedures governing the management of commodity price risks and the use of derivative commodity instruments to hedge its exposure to such risks. A risk management committee oversees compliance with such policies and procedures. As a measure of Nicor's direct exposure to commodity price risk, every 10 percent change in natural gas prices at December 31, 2001 would have had about a $100,000 impact on Nicor's earnings.

Nicor's regulated utility, Nicor Gas, is generally not exposed to market risk caused by changes in commodity prices because of Illinois rate regulation allowing for the recovery of natural gas supply costs from customers. Although the company has a PBR plan for natural gas costs, the plan does not directly expose the company to commodity price risk because actual gas costs are compared to a market-sensitive benchmark as opposed to a fixed benchmark.

Substantial increases in natural gas prices may impact Nicor Gas' earnings by increasing the cost of gas used by the company, bad debt expense and other operating expenses. Higher natural gas prices may also lead to lower customer gas consumption. The company is addressing these risks by using fixed-rate purchase agreements, futures contracts and swap agreements to reduce the financial impacts arising from natural gas price changes.

Nicor's other energy businesses are subject to natural gas commodity price risk, arising primarily from fixed-price purchase and sale agreements and natural gas inventories. Derivative commodity instruments such as futures, options, forwards and swaps may be used to hedge this risk. Open unhedged positions are restricted by policy to an immaterial amount.

Counterparty credit risk. The company is also exposed to credit risk in the event a hedging transaction counterparty or supplier defaults on a contract to pay for or deliver product at agreed-upon terms and conditions. To manage this risk, the company has established procedures to determine and monitor the credit-worthiness of counterparties and limits its exposure to any one counterparty. Nicor is also in the process of entering into master netting arrangements to mitigate counterparty credit risk.

In late 2001, Enron Corporation, an energy trading company, filed for bankruptcy protection. Nicor's potential financial exposure to the Enron companies for existing receivables for natural gas sales, hedging and trading activities is under $5 million. After considering existing obligations to Enron, the company has a net current liability to the Enron companies. Nicor believes that it has the right to set off receivables against amounts owed to the Enron companies.

Interest rate risk. Nicor is also exposed to changes in interest rates, primarily as a result of its short- and long-term debt. The company manages its interest rate risk by issuing long-term fixed-rate debt with varying maturities, refinancing certain debt and periodically hedging the interest rate on anticipated borrowings. For further information about debt securities, interest rates and fair values, see the Consolidated Statements of Capitalization on page 24, the Fair Value of Financial Instruments note on page 27 and the Short- and Long-Term Debt note on page 28.

New accounting pronouncements. The Financial Accounting Standards Board issued a few key accounting pronouncements in 2001. The implementation of these standards is not expected to have a material impact on Nicor's financial position or results of operations. For further information about these pronouncements, see New Accounting Pronouncements on page 27.

Discontinued operations. The company maintains a $13.4 million reserve for estimated costs related to discontinued contract drilling, oil and gas exploration, inland barging and extractive operations. The reserve will continue to be evaluated as remaining contingencies are resolved.

Mercury program. Future operating results may be impacted by adjustments to the company's estimated mercury program liability of $37 million, or by mercury-related recoveries. Any such adjustments or recoveries could be material to operating results in the period recorded. Additional information about this program is presented under the heading Mercury Program beginning on page 33.

Manufactured gas plant sites. The company is conducting environmental investigations and remedial activities at former manufactured gas plant sites. Additional information about these sites is presented under the heading Manufactured Gas Plant Sites on page 34.

Other contingencies. The company is involved in legal or administrative proceedings before various courts and agencies with respect to rates, taxes and other matters. Although unable to determine the outcome of these contingencies, management believes that appropriate accruals have been recorded. Final disposition of these matters is not expected to have a material impact on the company's financial condition or results of operations.

CONSOLIDATED STATEMENTS OF OPERATIONS

(millions, except per share data)		Year ended December 31	
	2001	2000	1999
Operating revenues	$2,544.1	$2,298.1	$1,615.2
Operating expenses			
Cost of gas	1,648.1	1,403.8	802.3
Operating and maintenance	386.4	386.9	356.0
Depreciation	148.8	144.3	140.3
Taxes, other than income taxes	129.5	121.0	104.6
Other	(12.2)	148.0	–
	2,300.6	2,204.0	1,403.2
Operating income	243.5	94.1	212.0
Other income (expense), net	18.5	15.6	23.2
Income before interest expense and income taxes	262.0	109.7	235.2
Interest expense, net of amounts capitalized	44.9	48.6	45.1
Income before income taxes	217.1	61.1	190.1
Income taxes	73.4	14.4	65.7
Net income	143.7	46.7	124.4
Dividends on preferred stock	.3	.3	.3
Earnings applicable to common stock	$ 143.4	$ 46.4	$ 124.1
Average shares of common stock outstanding			
Basic	45.1	46.2	47.3
Diluted	45.2	46.3	47.4
Earnings per average share of common stock			
Basic	$ 3.18	$ 1.01	$ 2.63
Diluted	3.17	1.00	2.62

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(millions)	Year ended December 31 2001	2000	1999
Operating activities			
Net income	$ 143.7	$ 46.7	$ 124.4
Adjustments to reconcile net income to net cash flow provided from operating activities:			
Depreciation	148.8	144.3	140.3
Deferred income tax expense (benefit)	45.9	(15.6)	14.4
Changes in assets and liabilities:			
Receivables, less allowances	304.7	(299.0)	(95.8)
Gas in storage	3.2	(.8)	74.5
Deferred/accrued gas costs	149.1	(33.3)	(45.8)
Accounts payable	(210.7)	324.2	12.1
Prepaid pension costs	(21.6)	(26.6)	(16.5)
Accrued mercury-related costs	(41.0)	78.0	—
Other	(31.1)	13.5	(1.9)
Net cash flow provided from operating activities	491.0	231.4	205.7
Investing activities			
Capital expenditures	(185.7)	(158.4)	(154.0)
Net decrease (increase) in short-term investments	8.8	(13.3)	26.1
Loans to joint ventures	(30.0)	(1.2)	—
Other	(9.6)	5.4	(7.4)
Net cash flow used for investing activities	(216.5)	(167.5)	(135.3)
Financing activities			
Net proceeds from issuing long-term debt	247.2	49.9	101.5
Disbursements to retire long-term debt	(279.5)	(72.5)	(156.9)
Short-term borrowings (repayments), net	(165.0)	97.8	109.7
Dividends paid	(78.8)	(75.9)	(73.2)
Disbursements to reacquire stock	(46.3)	(51.9)	(23.1)
Other	2.8	2.0	1.1
Net cash flow used for financing activities	(319.6)	(50.6)	(40.9)
Net (decrease) increase in cash and cash equivalents	(45.1)	13.3	29.5
Cash and cash equivalents, beginning of year	55.8	42.5	13.0
Cash and cash equivalents, end of year	$ 10.7	$ 55.8	$ 42.5
Supplemental information			
Income taxes paid, net of refunds	$ 16.6	$ 30.6	$ 46.2
Interest paid, net of amounts capitalized	46.9	50.6	45.5

The accompanying notes are an integral part of these statements.

Consolidated Balance Sheets

(millions)	2001	December 31 2000
Assets		
Current assets		
Cash and cash equivalents	$ 10.7	$ 55.8
Short-term investments, at cost which approximates market	34.2	43.0
Receivables, less allowances of $12.3 and $14.5, respectively	354.6	659.3
Notes receivable—joint ventures	31.2	1.2
Gas in storage	28.6	31.8
Deferred gas costs	–	49.2
Deferred income taxes	33.9	51.7
Other	24.7	23.1
	517.9	915.1
Property, plant and equipment, at cost		
Gas distribution	3,425.6	3,292.8
Shipping	304.6	281.8
Other	2.8	2.0
	3,733.0	3,576.6
Less accumulated depreciation	1,964.4	1,847.0
	1,768.6	1,729.6
Prepaid pension costs	164.3	142.7
Other assets	124.0	99.6
	$2,574.8	$2,887.0
Liabilities and capitalization		
Current liabilities		
Long-term obligations due within one year	$ –	$ 125.0
Short-term borrowings	277.0	442.0
Accounts payable	395.9	606.6
Accrued gas costs	99.9	–
Accrued mercury-related costs	7.0	78.0
Other	46.6	59.9
	826.4	1,311.5
Deferred credits and other liabilities		
Deferred income taxes	328.8	296.6
Regulatory income tax liability	66.3	70.4
Unamortized investment tax credits	39.0	41.1
Accrued mercury-related costs	30.0	–
Other	104.2	107.0
	568.3	515.1
Capitalization		
Long-term debt	446.4	347.1
Preferred stock	6.1	6.3
Common equity	727.6	707.0
	1,180.1	1,060.4
	$2,574.8	$2,887.0

The accompanying notes are an integral part of these statements.

Consolidated Statements of Capitalization

(millions, except share data)				December 31
	2001		2000	
First Mortgage Bonds				
Maturity / Interest rate				
2001 6.45%	$ –		$ 75.0	
2002 6.75	–		50.0	
2003 5.75	50.0		50.0	
2006 5.55	50.0		–	
2008 5.875	75.0		–	
2009 5.37	50.0		50.0	
2011 6.625	75.0		–	
2016 7.20	50.0		–	
2021 8.875	–		50.0	
2025 7.26	–		50.0	
2027 7.375	50.0		50.0	
2028 6.58	50.0		50.0	
	450.0		425.0	
Less: Amount due within one year	–		75.0	
Unamortized debt discount, net of premium	3.6		2.9	
	446.4	37.8%	347.1	32.7%
Other long-term debt				
Notes payable due in 2001 at variable interest rate	–		50.0	
Less amount due within one year	–		50.0	
	–	–	–	–
Preferred and preference stock				
Cumulative, $50 par value, 1,600,000 preferred shares authorized; and cumulative, without par value, 20,000,000 preference shares authorized (120,757 and 125,223 shares of redeemable preferred stock, 4.48% and 5.00% series, outstanding, respectively)	6.1	.5	6.3	.6
Common equity				
Common stock, $2.50 par value, 160,000,000 shares authorized (4,517,156 and 4,767,796 shares reserved for conversion and other purposes, and 44,397,787 and 45,491,458 shares outstanding, respectively)	111.0		113.7	
Retained earnings	616.9		594.2	
Accumulated other comprehensive income				
Cash flow hedges	.7		–	
Minimum pension liability	(1.0)		(.8)	
Foreign currency translation adjustments	–		(.1)	
	(.3)		(.9)	
	727.6	61.7	707.0	66.7
	$1,180.1	100.0%	$1,060.4	100.0%

The accompanying notes are an integral part of these statements.

Consolidated Statements of Common Equity

(millions, except per share data)	Year ended December 31 2001	2000	1999
Common stock			
Balance at beginning of year	$113.7	$117.2	$118.8
Issued and converted stock	.5	.2	.1
Reacquired and cancelled stock	(3.2)	(3.7)	(1.7)
Balance at end of year	111.0	113.7	117.2
Paid-in capital			
Balance at beginning of year	–	–	–
Issued and converted stock	1.5	1.8	1.2
Reacquired and cancelled stock	(1.5)	(1.8)	(1.2)
Balance at end of year	–	–	–
Retained earnings			
Balance at beginning of year	594.2	670.5	640.2
Net income	143.7	46.7	124.4
Dividends on common stock ($1.76, $1.66 and $1.56 per share, respectively)	(79.1)	(76.4)	(73.6)
Dividends on preferred stock	(.3)	(.3)	(.3)
Reacquired and cancelled stock	(41.6)	(46.3)	(20.2)
Balance at end of year	616.9	594.2	670.5
Accumulated other comprehensive income (loss)			
Balance at beginning of year	(.9)	(.6)	(.8)
Other comprehensive income (loss)	.6	(.3)	.2
Balance at end of year	(.3)	(.9)	(.6)
	$727.6	$707.0	$787.1

The accompanying notes are an integral part of these statements.

Consolidated Statements of Comprehensive Income

(millions)	Year ended December 31 2001	2000	1999
Net income	$143.7	$46.7	$124.4
Other comprehensive income (loss), net of taxes			
Gain (loss) on cash flow hedges, net	.6	–	–
Reclassification adjustment	.1	–	–
Decrease (increase) to minimum pension liability	(.2)	(.2)	.2
Foreign currency translation adjustment	.1	(.1)	–
	.6	(.3)	.2
Comprehensive income	$144.3	$46.4	$124.6

The accompanying notes are an integral part of these statements.

ACCOUNTING POLICIES

Consolidation. The consolidated financial statements include the accounts of Nicor Inc. and its subsidiaries. Nicor's key subsidiaries are described in the Business Segment and Geographic Information note beginning on page 30. All significant intercompany balances and transactions have been eliminated.

Use of estimates. The preparation of the financial statements requires management to make estimates that affect reported amounts. Actual results could differ from those estimates, and such differences could be material. Accounting estimates requiring significant management judgment include accrued unbilled revenue, prepaid and accrued postretirement benefits, the allowance for doubtful accounts, and liabilities for discontinued businesses and the Nicor Gas mercury inspection and repair program.

Reclassifications. Certain reclassifications have been made to conform the prior years' financial statements to the current year's presentation.

Regulation. Nicor Gas is regulated by the Illinois Commerce Commission (ICC) which establishes the rules and regulations governing utility rates and services in Illinois. The company applies accounting standards that recognize the economic effects of rate regulation and, accordingly, has recorded regulatory assets and liabilities. The company had regulatory assets and liabilities of $34.9 million and $173.2 million, respectively, at December 31, 2001 and $74.2 million and $70.5 million, respectively, at December 31, 2000.

Operating revenues and gas costs. Gas distribution revenues are recorded when gas is delivered to customers. In accordance with ICC regulations, the cost of gas delivered is charged to customers without markup, although the timing of cost recovery can vary. Temporary undercollections and overcollections of gas costs are deferred or accrued as a regulatory asset or liability with a corresponding decrease or increase to cost of gas. Nicor Gas classifies revenue taxes billed to customers as operating revenues and related taxes due as operating expenses.

In the shipping segment, revenues and related delivery costs are recorded at the time vessels depart from port.

Depreciation. Property, plant and equipment are depreciated over estimated useful lives on a straight-line basis. The gas distribution composite depreciation rate is 4.1 percent. The estimated useful lives of vessels range from 15 to 25 years.

Equity investments. The company invests in several partnerships and limited-liability companies that are accounted for under the equity method. Related pretax investment results are recorded in other income, and investment balances are classified as other long-term assets.

Income taxes. Deferred income taxes are provided for temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements. In the gas distribution segment, prior investment tax credits and regulatory income tax liabilities are amortized to income over the lives of related properties. In the shipping segment, income taxes have not been provided on approximately $6 million of cumulative undistributed foreign earnings through December 31, 2001, which are considered by management to be indefinitely invested in foreign operations.

Cash and cash equivalents. The company considers investments purchased with an initial maturity of three months or less to be cash equivalents.

Derivative instruments. At Nicor Gas, derivative instruments are primarily utilized for natural gas procurement. Realized gains or losses on such derivatives are included in the cost of gas delivered and are therefore passed directly through to customers, having no direct impact on earnings. As such, unrealized changes in the fair value of these derivative instruments are being deferred or accrued as a regulatory asset or liability.

In 2001 and 2000, Nicor Gas held derivatives to limit the earnings impact of weather fluctuations. Since these instruments settle on December 31 of each year, any benefits recorded in those years did not involve a fair value estimation.

Derivative instruments and other energy-related contracts are used by Nicor's wholesale natural gas marketing business, Nicor Enerchange, to hedge price risk associated with inventories of natural gas and fixed-price purchase and sale agreements. This business records its entire portfolio of derivative instruments, other energy-related contracts and physical inventories at fair value. Fair values are determined from quoted market prices and other external sources, where available, or are estimated using internal models. These estimates are not material to Nicor's financial statements. Contracts are generally short term, and open positions are limited by policy to an immaterial amount.

Nicor periodically utilizes derivative instruments to reduce interest rate risk associated with the anticipated issuance of debt. Unrealized changes in the fair market value of these derivative instruments are reported as a component of accumulated other comprehensive income. Upon settlement of the derivative instrument and issuance of the debt, accumulated other comprehensive income is amortized to interest expense over the life of the debt instrument.

Credit risk. Nicor's major subsidiaries have diversified customer bases and prudent credit policies which mitigate customer receivable and derivative counterparty credit risk.

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (FAS) No. 141, *Business Combinations*, and No. 142, *Goodwill and Other Intangible Assets*. FAS 141 is effective for business combinations completed after June 30, 2001, and FAS 142 is effective for 2002. Nicor had a goodwill balance of $6.4 million at December 31, 2001, primarily in the shipping segment. Goodwill amortization was insignificant in 2001. The implementation of these standards did not have a material impact on the company's financial position or results of operations.

In August 2001, the FASB issued FAS 143, *Accounting for Asset Retirement Obligations*. The standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which the obligation is incurred. When the liability is initially recorded, the entity capitalizes the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. This standard is effective for 2003. The implementation of this standard is not expected to have a material impact on the company's financial position or results of operations.

In October 2001, the FASB issued FAS 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. Statement 144 requires that long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. The standard is effective for 2002 and is generally to be applied prospectively. The implementation of this standard did not have a material impact on the company's financial position or results of operations.

Gas in Storage

Gas distribution segment inventory is carried at cost on a last-in, first-out (LIFO) basis. Based on the average cost of gas purchased in December 2001 and 2000, the estimated replacement cost of inventory at December 31, 2001 and 2000 exceeded the LIFO cost by $139.6 million and $491.7 million, respectively.

Nicor Enerchange carries its inventory at fair value. At December 31, 2001 and 2000, the market value of the inventory was $11.4 million and $12.5 million, respectively.

Fair Value of Financial Instruments

The recorded amount of short-term investments and short-term borrowings approximates fair value because of the short maturity of the instruments. Based on quoted market interest rates, the recorded amount of long-term debt outstanding, including current maturities, also approximates fair value.

Income Taxes

The components of income tax expense (benefit) are presented below (in millions):

	2001	2000	1999
Current			
Federal	$22.9	$29.3	$44.3
State	6.3	1.9	8.2
	29.2	31.2	52.5
Deferred			
Federal	42.4	(12.2)	13.9
State	3.5	(3.4)	.5
	45.9	(15.6)	14.4
Amortization of investment tax credits, net	(2.1)	(1.5)	(1.5)
Foreign taxes	.4	.3	.3
Income tax expense, net	$73.4	$14.4	$65.7

The temporary differences which gave rise to the net deferred tax liability at December 31, 2001 and 2000, are as follows (in millions):

	2001	2000
Deferred tax liabilities		
Property, plant and equipment	$215.5	$217.5
Investment in foreign subsidiaries	47.7	48.5
Investment in partnerships	60.8	39.3
Employee benefits	26.6	18.7
Other	24.6	29.5
	375.2	353.5
Deferred tax assets		
Unamortized investment tax credits	25.3	26.6
Regulatory income tax liability	16.3	17.4
Accrued mercury-related costs	14.7	30.9
Other	24.0	33.7
	80.3	108.6
Net deferred tax liability	$294.9	$244.9

The effective combined federal and state income tax rate was 33.8 percent, 23.6 percent and 34.6 percent in 2001, 2000 and 1999, respectively. Differences between federal income taxes computed using the statutory rate and reported income tax expense are shown below (in millions):

	2001	2000	1999
Federal income taxes using statutory rate	$76.0	$21.4	$66.5
State income taxes, net	6.4	(.3)	6.3
Undistributed foreign earnings	(2.1)	–	–
Tax credits	(4.5)	(4.3)	(3.8)
Regulatory income tax liability	(2.1)	(2.4)	(2.1)
Other, net	(.3)	–	(1.2)
Income tax expense, net	$73.4	$14.4	$65.7

Stock-Based Compensation

Nicor has a long-term incentive compensation plan that permits the granting of stock options, restricted stock and alternate stock rights to key executives and managerial employees, as well as an employee stock purchase plan.

Long-term incentive compensation plan. The company may grant options for up to 3.5 million shares and has granted options on 2.1 million shares through December 31, 2001. The stock option exercise price equals the stock's market price on the date of grant. Options vest after one year, generally become exercisable after three years and expire after ten years.

A summary of stock option activity is presented below:

	Number of shares	Weighted average exercise price
Options outstanding at:		
December 31, 1998	623,800	$30.37
Granted	149,000	38.06
Exercised	(3,500)	28.25
Cancelled	(7,500)	38.06
December 31, 1999	761,800	31.81
Granted	251,500	32.37
Exercised	(33,200)	27.44
Cancelled	(78,000)	32.13
December 31, 2000	902,100	32.10
Granted	173,500	36.81
Exercised	(208,800)	27.46
Cancelled	(2,500)	36.82
December 31, 2001	864,300	34.15
Options exercisable at:		
December 31, 1999	383,900	$26.87
December 31, 2000	434,100	28.38
December 31, 2001	322,800	32.65

Stock options outstanding at December 31, 2001, had exercise prices ranging from $24.63 to $40.69 and a weighted-average remaining contractual life of seven years.

The weighted-average fair value of options granted in 2001, 2000 and 1999 was $5.01, $3.25 and $3.52, respectively. The fair value of each option was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2001	2000	1999
Expected volatility	23.5%	16.8%	14.7%
Dividend yield	5.4%	5.7%	4.6%
Risk-free interest rate	4.6%	6.4%	5.2%
Expected period outstanding (years)	4	3	3

The company does not recognize compensation expense for stock options. If compensation expense for the stock options had been recognized based on the fair value of awards at the grant dates, the impact on the company's net income and earnings per share would have been $.5 million and $.01, respectively.

There were no shares of restricted stock or alternate stock rights outstanding at December 31, 2001 under the long-term incentive compensation plan.

Employee stock purchase plan. Under the employee stock purchase plan, the company may sell up to 1.5 million shares of common stock to its employees and has sold about 978,000 shares through December 31, 2001. Under the terms of this plan, eligible employees may purchase shares at 90 percent of the stock's market price. The company sold about 25,400 shares, 28,900 shares and 28,400 shares to employees in 2001, 2000 and 1999, respectively. The weighted-average market value of shares sold in 2001, 2000 and 1999 was $37.80, $33.01 and $36.71, respectively.

Short- and Long-Term Debt

The company maintains short-term lines of credit with major domestic and foreign banks. These lines, which serve as backup for the issuance of commercial paper, totaled $475 million at December 31, 2001. Commitment fees of up to .08 percent per annum were paid on these lines. All lines of credit have variable interest rates tied to short-term markets.

The company had $277 million and $442 million of commercial paper outstanding with a weighted average interest rate of 2.9 percent and 6.5 percent at December 31, 2001 and 2000, respectively.

Bank cash balances averaged about $5 million during 2001, which partially compensated for the cost of maintaining accounts and other banking services. Such demand balances may be withdrawn at any time.

First Mortgage Bonds are secured by liens on substantially all gas distribution property.

Interest expense was net of amounts capitalized of $1.1 million, $1.1 million and $.4 million in 2001, 2000 and 1999, respectively.

Postretirement Benefits

Nicor Gas maintains noncontributory defined benefit pension plans covering substantially all employees hired prior to 1998 and provides health care and life insurance benefits to eligible retired employees. Most employees' postretirement health care benefits have been capped to a defined annual per capita medical cost. The following table sets forth the changes in the plans' benefit obligations and assets, and reconciles the funded status of the plans to the prepaid (accrued) benefit cost recorded on the balance sheet at December 31 (in millions):

	Pension benefits		Other benefits	
	2001	2000	2001	2000
Change in benefit obligation				
Benefit obligation at beginning of period	$211.5	$209.4	$112.6	$116.1
Service cost	6.5	5.3	1.2	1.2
Interest cost	16.5	14.9	8.4	8.4
Actuarial loss (gain)	32.0	7.1	29.1	(5.3)
Participant contributions	–	–	.8	.7
Plan amendments	–	3.0	–	–
Benefits paid	(29.0)	(28.2)	(10.2)	(8.5)
Benefit obligation at end of period	237.5	211.5	141.9	112.6
Change in plan assets				
Fair value of plan assets at beginning of period	489.2	445.3	22.6	19.4
Actual gain (loss) on plan assets	(60.5)	72.1	(2.9)	3.2
Employer contributions	–	–	9.4	7.8
Participant contributions	–	–	.8	.7
Benefits paid	(29.0)	(28.2)	(10.2)	(8.5)
Fair value of plan assets at end of period	399.7	489.2	19.7	22.6
Funded status	162.2	277.7	(122.2)	(90.0)
Unrecognized net actuarial (gain) loss	(2.0)	(135.9)	29.4	(4.7)
Unrecognized transition (asset) obligation	(1.0)	(4.8)	34.0	37.1
Unrecognized prior service cost	5.1	5.7	–	–
Other	–	–	(1.8)	1.2
Prepaid (accrued) benefit cost	$164.3	$142.7	$(60.6)	$(56.4)

Net periodic benefit cost (credit) included the following components (in millions):

	Pension benefits			Other benefits		
	2001	2000	1999	2001	2000	1999
Service cost	$ 6.5	$ 5.3	$ 6.2	$ 1.2	$ 1.2	$ 1.3
Interest cost	16.5	14.9	15.3	8.4	8.4	7.7
Expected return on plan assets	(44.3)	(39.1)	(35.3)	(2.1)	(1.8)	(1.6)
Recognized net actuarial (loss) gain	2.9	(5.9)	(1.9)	–	–	–
Amortization of unrecognized transition (asset) obligation	(3.8)	(3.9)	(3.9)	3.1	3.1	3.1
Amortization of prior service cost	.6	.4	.4	–	–	–
Net periodic benefit cost (credit)	$(21.6)	$(28.3)	$(19.2)	$10.6	$10.9	$10.5

Assumptions used in the computations included the following:

	Pension benefits		Other benefits	
	2001	2000	2001	2000
Discount rate	7.25%	7.75%	7.25%	7.75%
Expected return on plan assets	9.25	9.25	9.25	9.25
Rate of compensation increase	4.00	4.00	4.00	4.00

For measurement purposes, the health care cost trend rate for pre-Medicare benefits was assumed to be 10 percent for 2002, declining to 5 percent by 2007 and remaining at that level thereafter. The health care cost trend rate for post-Medicare benefits was assumed to be 7.5 percent for 2002, declining to 5 percent by 2006 and remaining at that level thereafter.

Assumed health care cost trend rates can have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in the assumed health care cost trend rates would have the following effects (in millions):

	One-percent Increase	One-percent Decrease
Effect on total of service and interest cost components	$ 1.0	$ (.8)
Effect on benefit obligation	14.1	(11.9)

Nicor also has a separate unfunded supplemental retirement plan. The plan is noncontributory with defined benefits. Plan costs were $.8 million, $.6 million and $.7 million in 2001, 2000 and 1999, respectively. The benefit obligation of the plan was $6.4 million and $5.7 million at December 31, 2001 and 2000, respectively.

The company also sponsors defined contribution plans covering substantially all domestic employees. These plans provide for employer matching contributions. The total cost of these plans was $5.3 million, $5.1 million and $4.7 million in 2001, 2000 and 1999, respectively.

Common Stock

Shareholder rights plan. Under a shareholder rights plan, shareholders are assigned one right for each share of Nicor common stock held. The rights will be exercisable only if a person acquires, or announces a tender offer that would result in ownership of, 10 percent or more of Nicor's common stock. If a person acquires beneficial ownership of 10 percent or more of Nicor's common stock, all holders of rights other than the acquiring person will be entitled to purchase Nicor common stock at a 50 percent discount from the market price. Nicor may redeem the rights at $.01 per right at any time before someone becomes a 10 percent beneficial owner. The rights expire on September 30, 2007.

Changes in common shares. Changes in common shares outstanding are summarized below (in millions):

	2001	2000	1999
Beginning of year	45.5	46.9	47.5
Issued and converted	.2	.1	–
Reacquired and cancelled	(1.3)	(1.5)	(.6)
End of year	44.4	45.5	46.9

Through common stock repurchase programs, Nicor has purchased and retired 1.1 million, 1.4 million and .6 million shares in 2001, 2000 and 1999, respectively.

Business Segment and Geographic Information

Nicor is a holding company that through its wholly owned subsidiaries, Nicor Gas and Tropical Shipping, operates primarily in two separately managed reportable segments: gas distribution and shipping. The gas distribution segment, Nicor's principal business, serves 2 million customers in a service territory that encompasses most of the northern third of Illinois, excluding the city of Chicago. The shipping segment transports containerized freight between Florida, Canada and the Caribbean. Nicor's other energy ventures operate in the Midwest region and include businesses that market: energy-related products and services at retail to residential and small business consumers (Nicor Services); natural gas at the wholesale level (Nicor Enerchange); and energy, both natural gas and electricity, at the retail level (Nicor Energy, a 50-percent-owned joint venture).

Tropical Shipping's vessels are under foreign registry, and its containers are considered instruments of international trade. Although the majority of its long-lived assets are foreign owned, and its revenues are derived from foreign operations, the functional currency is generally the U.S. dollar.

Nicor evaluates segment performance based on operating income. Intercompany billing among segments is generally based on direct and indirect costs incurred unless a market price is available. Financial data by business segment is presented below (in millions):

	Gas distribution	Shipping	Other energy ventures	Corporate and eliminations	Consolidated
Operating revenues					
2001	$2,120.8	$230.3	$230.4	$(37.4)	$2,544.1
2000	1,896.0	248.3	169.9	(16.1)	2,298.1
1999	1,326.2	229.9	61.0	(1.9)	1,615.2
Operating income (loss)					
2001	$ 223.7	$ 17.6	$ 4.9	$ (2.7)	$ 243.5
2000	64.9	25.7	6.5	(3.0)	94.1
1999	191.7	22.5	1.3	(3.5)	212.0
Equity investment income (loss)					
2001	$ (.1)	$ –	$ 2.5	$ 1.3	$ 3.7
2000	(.3)	–	1.5	2.0	3.2
1999	–	–	(.3)	.8	.5
Interest expense, net of amounts capitalized					
2001	$ 44.1	$ .6	$ .4	$ (.2)	$ 44.9
2000	43.9	.8	.6	3.3	48.6
1999	40.4	1.3	.2	3.2	45.1
Income taxes					
2001	$ 70.5	$ 5.3	$ 3.0	$ (5.4)	$ 73.4
2000	6.8	10.2	3.1	(5.7)	14.4
1999	55.9	8.3	2.6	(1.1)	65.7
Property, plant and equipment, net					
2001	$1,620.7	$146.1	$ 1.5	$ .3	$1,768.6
2000	1,600.8	127.8	1.0	–	1,729.6
1999	1,610.7	123.2	1.3	–	1,735.2
Capital expenditures					
2001	$ 149.8	$ 34.8	$ 1.1	$ –	$ 185.7
2000	124.6	33.8	–	–	158.4
1999	127.4	26.0	.6	–	154.0
Depreciation					
2001	$ 132.4	$ 16.1	$ .3	$ –	$ 148.8
2000	128.1	15.9	.3	–	144.3
1999	123.9	16.1	.3	–	140.3

See Gas Distribution Statistics on page 17 for disclosure of sales and transportation revenues in the gas distribution segment. The operating revenues of other energy ventures include $34.6 million and $14.9 million of revenues from the sale of natural gas to Nicor Gas in 2001 and 2000, respectively.

Discontinued Operations

The company maintains a $13.4 million reserve for remaining costs related to discontinued contract drilling, oil and gas exploration, inland barging and extractive operations. The reserve will continue to be evaluated as the remaining contingencies are resolved.

Investments in Unconsolidated Affiliates

Nicor has several investments that are accounted for using the equity method. These investments include a 50-percent interest in Nicor Energy and Horizon Pipeline, and smaller percentage interests in a cargo container leasing company and affordable housing partnerships. The following table provides unaudited, combined and condensed financial information for all such investments as if Nicor held a 100 percent interest (in millions):

	2001	2000	1999
Revenues	$ 807.6	$ 606.2	$ 347.8
Pretax income	11.6	8.7	1.5
Current assets	331.6	289.4	154.6
Total assets	2,036.9	1,808.4	1,414.7
Current liabilities	229.6	185.8	82.0
Total liabilities	1,608.3	1,402.2	1,108.0

Regulatory Matters

Performance-based rate plan. On January 1, 2000, Nicor Gas' performance-based rate (PBR) plan for natural gas costs went into effect. Under the PBR plan, Nicor Gas' total gas supply costs are compared to a market-sensitive benchmark. Savings and losses relative to the benchmark are shared equally with customers. Nicor recorded $14.9 million and $12.2 million for its share of PBR plan results as operating revenue in 2001 and 2000, respectively. In 2002, the plan is subject to ICC review.

Customer choice of commodity supplier. In January 2002, Nicor Gas received final approval from the ICC to expand its Customer Select® program to include all customers beginning in March 2002. The program is currently available to all industrial and commercial customers and about 15 percent of residential customers. Under the program, customers are able to acquire their natural gas supplies from third-party marketers. The choice of another natural gas commodity supplier has no direct impact on Nicor Gas' margin because natural gas costs are passed through to customers without markup. Nicor Gas continues to deliver the natural gas, maintain its distribution system and respond to emergencies.

Related Party Transactions

At December 31, 2001, Nicor had $22.6 million of short-term notes receivable at market interest rates due from Horizon Pipeline, a 50/50 joint venture between Nicor and Natural Gas Pipeline Company of America. The notes cover a portion of the initial construction costs of the pipeline. Horizon Pipeline intends to ultimately finance the project with partnership equity and non-recourse third-party debt.

Nicor has a 50 percent interest in Nicor Energy L.L.C., a joint venture that markets natural gas and electricity to customers in the Midwest region, primarily in Illinois. At December 31, 2001, Nicor had $8.6 million of short-term notes receivable at market interest rates due from Nicor Energy. Nicor also guarantees up to $15 million of the joint venture's borrowings under a line of credit, and up to $34 million of Nicor Energy's accounts payable and performance commitments. As of December 31, 2001 and 2000, Nicor had guaranteed $14.3 million and $11.3 million under the line of credit.

Contractual Obligations

As of December 31, 2001, Nicor had contractual obligations with payments due as follows (in millions):

	2002	2003	2004	2005	2006	After 2006	Total
Long-term debt	$ –	$ 50.0	$ –	$ –	$50.0	$350.0	$450.0
Unconditional purchase obligations	129.4	78.9	30.6	10.4	10.4	54.4	314.1
Operating leases	13.3	8.7	2.0	1.9	1.4	7.7	35.0
Other long-term obligations	2.7	3.0	3.0	2.9	2.8	6.5	20.9
	$145.4	$140.6	$35.6	$15.2	$64.6	$418.6	$820.0

Unconditional purchase obligations primarily consist of transportation and storage contracts in the gas distribution segment. This includes a 10-year transportation agreement between Nicor Gas and Horizon Pipeline totaling $103.7 million.

Operating leases are primarily for vessels, containers and equipment in the shipping segment, and for office space and equipment in the gas distribution segment. Rental expense under operating leases was $14.6 million, $14.5 million and $12.3 million in 2001, 2000 and 1999, respectively.

In 1999, Tropical Shipping committed about $40 million for the construction of two vessels. One of the vessels was placed into service during 2001, and the second vessel was delivered in early 2002. Through December 31, 2001, the company had made construction payments of $28.9 million. Remaining commitments were paid in early 2002.

CONTINGENCIES

Mercury program. Nicor Gas has incurred, and expects to continue to incur, significant costs related to its historical use of mercury in various kinds of company equipment.

Prior to 1961, gas regulators containing small quantities of mercury were installed in homes. These gas regulators reduce the pressure of natural gas flow from the service line to the inside of the home. During the third quarter of 2000, the company learned that in certain instances some mercury was spilled or left in residences.

As a result, in September 2000, Nicor Gas was named as a defendant in a civil lawsuit (the "Attorney General's Lawsuit") brought by the Illinois Attorney General and the State's Attorneys of Cook, DuPage and Will Counties seeking, among other things, to compel the company to inspect and clean up all homes and other sites that may have been affected by mercury from company equipment. The Circuit Court of Cook County hearing this action entered two preliminary injunctions requiring Nicor Gas, among other things, to conduct inspections and, where necessary, to clean up mercury, to pay for relocating residents until cleanup is completed, and to pay for medical screening of potentially affected persons. Potentially affected homes are being inspected using mercury vapor analyzers. Nicor Gas has called on every such home, although it still has been unable to gain entry to some homes. Approximately 1,060 homes have been found to have traces of mercury requiring cleanup.

On October 10, 2001, Nicor Gas entered into a settlement agreement with respect to the Attorney General's Lawsuit, and on the same date the Circuit Court of Cook County entered an order approving the settlement. Under the settlement, Nicor Gas will pay a total of approximately $2.25 million over a five-year period. Of this amount, $.4 million will be used to reimburse the plaintiffs for their costs and the balance will be used to fund environmental programs. In addition, Nicor Gas will continue for a period of five years to provide medical screening to persons who may have been exposed to mercury from Nicor Gas equipment.

Nicor Gas is also the subject of an Administrative Order, and an amendment thereto, issued during the third quarter of 2000 by the U.S. Environmental Protection Agency (EPA) pursuant to Section 106 of the Comprehensive Environmental Response, Compensation and Liabilities Act. The order requires the company, among other things, to develop and implement work plans to address mercury spills at recycling centers where mercury regulators may have been taken, at company facilities where regulators and mercury may have been temporarily stored and at commercial/industrial sites where mercury-containing equipment may have been used in metering facilities. Pursuant to the injunctions and the EPA Administrative Order, Nicor Gas has completed the work described above for all affected recycling centers, commercial/industrial sites and company facilities. On July 12, 2001, Nicor Gas received a Notice of Completion letter from the EPA regarding the work performed under the Section 106 Administrative Order.

In addition to the matters described above, Nicor Gas has been named a defendant in several private lawsuits, all in the Circuit Court of Cook County, claiming a variety of unquantified damages (including bodily injury, property and punitive damages) allegedly caused by mercury-containing regulators. One of the lawsuits involves five previous class actions that have been consolidated before a single judge. On October 10, 2001, Nicor Gas entered into an agreement to settle the class action litigation. Under the terms of that agreement, Nicor Gas will pay a total of approximately $1.85 million, will continue for a period of five years to provide medical screening to persons exposed to mercury from its equipment, and will use its best efforts to replace any remaining inside residential mercury regulators within four years. The class action settlement permits class members to "opt out" of the settlement and pursue their claims individually. On February 7, 2002, the Circuit Court of Cook County entered a final order approving the class action settlement.

Nicor Gas charged $148 million to other operating expense in the third quarter of 2000 for estimated obligations related to the previously described work and for legal defense costs. A $9 million adjustment lowered the mercury-related reserve and reduced other operating expense in the third quarter of 2001. The adjustment reflects more recent experience which indicates a lower number of homes expected to be found with traces of mercury requiring cleanup and a lower average cleanup and repair cost. Through December 31, 2001, the company has incurred $102 million in associated costs, leaving a $37 million liability. The remaining liability represents management's best estimate of future costs, including potential liabilities relating to remaining lawsuits, based on an evaluation of currently available information. Actual costs may vary from this estimate. The company will continue to reassess its estimated obligation and will record any necessary adjustment, which could be material to operating results in the period recorded.

The company has certain insurance policies, has notified its insurers, and is vigorously pursuing recovery of mercury-related costs pursuant to its insurance coverage. In January 2001, the company filed suit in the Circuit Court of Cook County against certain of its insurance carriers for a declaration that the company's mercury-related losses are covered, and for the recovery of those losses. Nicor Gas is also pursuing certain insurance recoveries through arbitration. In addition, some of the removals of mercury-containing regulators were conducted by independent contractors working for the company. In November 2000, the company filed suit in the Circuit Court of Cook County seeking indemnification and contribution from these contractors.

Through December 31, 2001, Nicor Gas has recovered, net of related expenses, $3.2 million from certain insurance carriers of the company and its independent contractors. These recoveries have been recorded as a reduction to other operating expense. At this stage, it is not possible to estimate the likelihood of additional recoveries from insurance carriers or other third parties related to the mercury spills, and Nicor Gas has not recorded any such amounts as assets in its financial statements.

Nicor Gas will not seek recovery of the costs associated with these mercury spills from its customers, and any proceeds from insurance carriers or third parties will be retained by the company to offset costs incurred.

It is management's opinion, taking into account the above information and uncertainties, including currently available information concerning the company's existing and potential obligations, insurance coverage, possible recoveries from third parties and available financial resources, that costs associated with the mercury spills will not have a material adverse effect on the liquidity or financial position of the company.

Manufactured gas plant sites. Gas manufacturing plants were used by Nicor Gas' predecessor companies in the early 1900s to produce natural gas from coal, producing a coal tar byproduct. Current environmental laws may require the cleanup of coal tar at certain former manufactured gas plant sites.

To date, Nicor Gas has identified about 40 properties for which it may, in part, be responsible. The majority of these properties are not presently owned by the company. Information regarding preliminary site reviews has been presented to the Illinois Environmental Protection Agency. More detailed investigations and remedial activities are either in progress or planned at many of these sites. The results of continued testing and analysis should determine to what extent additional remediation is necessary and may provide a basis for estimating any additional future costs which, based on industry experience, could be significant. In accordance with ICC authorization, the company has been recovering these costs from its customers.

In December 1995, Nicor Gas filed suit in the Circuit Court of Cook County against certain insurance carriers seeking recovery of environmental cleanup costs of certain former manufactured gas plant sites. Nicor Gas reached a settlement with one of the insurance carriers, and in February 2000, the court dismissed the company's case on summary judgment motions by certain other defendants. The company filed an appeal in March 2000. In May of 2001, Nicor Gas reached a recovery settlement with certain insurance carriers who were involved in this appeal. Management cannot predict the outcome of the lawsuit against the remaining insurance carriers. Recoveries are refunded to the company's customers.

In December 2001, a punitive class action lawsuit was filed against Exelon Corporation, Commonwealth Edison Company and Nicor Gas in the Circuit Court of Cook County alleging, among other things, that the proposed residential cleanup of a manufactured gas plant site in Oak Park, Illinois, was inadequate. The lawsuit claims that houses might have to be razed or removed and asks that residents be compensated for the alleged loss in the value of their homes. Management cannot predict the outcome of this litigation.

Since costs and recoveries relating to the cleanup of these manufactured gas plant sites are passed directly through to customers in accordance with ICC regulations, the final disposition of these matters is not expected to have a material impact on the company's financial condition or results of operations.

Other. The company is involved in legal or administrative proceedings before various courts and agencies with respect to rates, taxes and other matters.

Although unable to determine the outcome of these other contingencies, management believes that appropriate accruals have been recorded. Final disposition of these matters is not expected to have a material impact on the company's financial condition or results of operations.

Quarterly Results (Unaudited)

Summarized quarterly financial data is presented below (in millions, except per share data):

	2001 Quarter ended				2000 Quarter ended			
	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31	June 30	Sept. 30	Dec. 31
Operating revenues	$1,473.7	$373.0	$244.4	$453.0	$659.3	$348.4	$ 301.0	$989.4
Operating income (loss)	68.0	52.9	53.4	69.2	70.2	55.4	(101.0)	69.5
Net income (loss)	38.8	26.7	33.0	45.2	38.8	30.6	(62.7)	39.9
Earnings (loss) per common share								
Basic	.85	.59	.73	1.01	.83	.66	(1.37)	.87
Diluted	.85	.59	.73	1.01	.83	.66	(1.37)	.87

Management's Report

Management is responsible for the preparation, presentation and integrity of the financial statements and other financial information in this report. The statements were prepared in conformity with accounting principles generally accepted in the United States and include amounts that are based on management's best estimates and judgments. Other financial information contained in the annual report is presented on a basis consistent with the financial statements.

Management has made available to Arthur Andersen LLP, the company's independent public accountants, all of the company's financial records and related data and believes that all representations made to the independent public accountants during its audit were valid and appropriate.

The company maintains a system of internal accounting and administrative controls designed to provide reasonable assurance as to the integrity and reliability of the financial statements and the safeguarding of assets. Management monitors the system for compliance and internal auditors independently review its effectiveness, making recommendations for possible improvements. In addition, as a part of its audit of the financial statements, Arthur Andersen LLP reviews and tests selected internal accounting controls solely to establish a basis of reliance thereon in determining the nature, timing and extent of audit tests to be applied. Management takes action on recommendations concerning the company's system of internal controls that are believed to be cost-effective. Management believes that the system of internal controls is adequate to enable it to carry out its responsibilities discussed herein.

The Board of Directors performs its oversight role for the company's financial reporting process through its Audit Committee which consists of four outside Directors. The Committee meets with management, the internal auditors and Arthur Andersen LLP to review the company's consolidated financial statements. These meetings also include discussions of the overall scope and plans for audits, the results of audits, evaluations of the company's internal controls and the overall quality of the company's financial reporting. The Committee meets regularly with the internal auditors and Arthur Andersen LLP separately, without management present, to facilitate any private communication.

Thomas L. Fisher

Thomas L. Fisher
Chairman, President and
Chief Executive Officer

Kathleen L. Halloran

Kathleen L. Halloran
Executive Vice President
Finance and Administration

Report of Independent Public Accountants

To the Shareholders and Board of Directors of Nicor Inc.:
We have audited the accompanying consolidated balance sheets and statements of capitalization of Nicor Inc. (an Illinois corporation) and subsidiary companies as of December 31, 2001 and 2000, and the related consolidated statements of operations, common equity, comprehensive income and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nicor Inc. and subsidiary companies as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Arthur Andersen LLP

Chicago, Illinois
January 21, 2002

Directors*

Robert M. Beavers, Jr.[1,2]
Chairman and Chief Executive Officer, Best Harvest Bakeries (commercial bakeries)

Bruce P. Bickner[2]
Independent consultant and Chairman, DEKALB Genetics Corporation (agricultural genetics and technology)

John H. Birdsall, III[1,2]
Private investor; formerly President, Birdsall, Inc. (containerized shipping)

Thomas A. Donahoe[2,3]
Retired; formerly Partner, Price Waterhouse LLP (accounting and consulting services)

Thomas L. Fisher[1]
Chairman, President and Chief Executive Officer, Nicor Inc.; President and Chief Executive Officer, Nicor Gas

John E. Jones[1,3,4]
Retired; formerly Chairman, President and Chief Executive Officer, CBI Industries, Inc. (industrial construction)

Dennis J. Keller[1,4]
Chairman of the Board and Chief Executive Officer, DeVry Inc.

William A. Osborn[3]
Chairman and Chief Executive Officer, Northern Trust Corporation (banking and trust services)

John Rau[3]
Chairman, Chicago Title and Trust Company Foundation (charitable foundation)

John F. Riordan
President and Chief Executive Officer, Gas Technology Institute (not-for-profit research and education)

Patricia A. Wier[1,4]
Independent business consultant; formerly President, Encyclopaedia Britannica North America (publishing)

* Board Committees
1 Executive Committee
2 Audit Committee
3 Committee on Directors
4 Compensation Committee

Officers**

Nicor Inc.

Thomas L. Fisher
Chairman, President and Chief Executive Officer, 57 (34)

Philip S. Cali
Executive Vice President Operations, 54 (24)

Kathleen L. Halloran
Executive Vice President Finance and Administration, 49 (27)

Russ M. Strobel
Executive Vice President, General Counsel and Secretary, 49 (1)

George M. Behrens
Vice President, Administration and Treasurer, 46 (10)

Claudia J. Colalillo
Vice President Human Resources, 52 (3)

Daniel R. Dodge
Vice President Business Development, 48 (3)

Nicor Gas

Thomas L. Fisher
Chairman, President and Chief Executive Officer, 57 (34)

Philip S. Cali
Executive Vice President, 54 (24)

Kathleen L. Halloran
Executive Vice President, 49 (27)

Russ M. Strobel
Executive Vice President, 49 (1)

George M. Behrens
Vice President, 46 (10)

Claudia J. Colalillo
Vice President, 52 (3)

Rocco J. D'Alessandro
Vice President, 43 (21)

Daniel R. Dodge
Vice President, 48 (3)

Christine L. Suppes
Vice President, 44 (22)

Lonnie W. Upshaw
Vice President, 48 (24)

Barbara A. Zeller
Vice President, 47 (3)

Tropical Shipping

Rick Murrell
President and Chief Executive Officer, 55 (32)

Robert M. Chapman
Vice President, 48 (13)

Douglas V. Koban
Vice President, 40 (9)

Phil LaPlace
Vice President, 53 (23)

John F. Mylott
Vice President, 37 (3)

**Age and (years of service with Nicor or its subsidiaries) as of December 31, 2001.

CORPORATE HEADQUARTERS

Nicor Inc.
P.O. Box 3014
Naperville, IL 60566-7014
Tel: 630 305-9500
Fax: 630 983-9328
Internet address: www.nicor.com

2002 ANNUAL MEETING

The Annual Meeting of Stockholders will be held at 10:30 a.m., Thursday, April 18, at:

The Northern Trust Company
6th Floor Assembly Room
50 South LaSalle Street
Chicago, Illinois

STOCKHOLDER INQUIRIES

Requests for Nicor's Stockholder Handbook and inquiries regarding the following should be addressed to the Stockholder Services Department at the corporate headquarters:

- Dividend payments
- Change of address
- Lost stock certificates
- Automatic Dividend Reinvestment and Stock Purchase Plan

INVESTOR RELATIONS/MEDIA CONTACT

Stockholders, security analysts, investment managers, brokers and media with questions about Nicor should contact: Mark Knox, Assistant Secretary and Director Investor Relations. Tel: 630 305-9500, Ext. 2529

Upon request, Nicor will furnish the following materials without charge:

- Annual Report
- Form 10-K
- Mid-Year Report
- Quarterly Operating Highlights
- Form 10-Q
- Periodic news releases

The above information and the Fact Book can also be found on the company's website at www.nicor.com under "Investor Info."

MID-YEAR REPORT

Nicor does not automatically mail mid-year reports to shareholders whose shares are registered in the name of a bank, broker or nominee. Anyone wishing to receive copies of the company's mid-year report may send a written request to the Investor Relations Department at the corporate headquarters.

STOCK TRANSFER AND REGISTRAR

Computershare Investor Services
2 North LaSalle Street
Chicago, IL 60602
Tel: 312 588-4991

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

Nicor's Automatic Dividend Reinvestment and Stock Purchase Plan provides for the reinvestment of dividends and the opportunity to make optional cash payments to purchase additional shares of Nicor common stock. The plan is available to all registered shareholders and provides a convenient way to acquire additional shares. Stockholders may request a prospectus describing the plan by contacting the Stockholder Services Department at the corporate headquarters.

COMMON STOCK DATA

Nicor common stock is listed on the:

- New York Stock Exchange
- Chicago Stock Exchange

Included in Standard and Poor's 500 stock index
Ticker symbol: GAS
2001 average daily trading volume: 143,200 shares

QUARTERLY COMMON STOCK PRICE RANGE AND DIVIDENDS DECLARED PER COMMON SHARE

	Stock price High	Stock price Low	Dividends declared
2001			
First	$42.38	$35.12	$ .44
Second	39.90	35.95	.44
Third	39.74	34.00	.44
Fourth	42.00	37.52	.44
2000			
First	$36.38	$29.38	$ .415
Second	37.50	32.06	.415
Third	40.06	32.13	.415
Fourth	43.88	32.19	.415
1999			
First	$42.94	$34.69	$ .39
Second	39.50	34.13	.39
Third	40.00	35.69	.39
Fourth	39.38	31.19	.39

Nicor Inc. P.O. Box 3014, Naperville, IL 60566-7014 630 305-9500 www.nicor.com